SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. –

PETROBRAS

Quarterly Information – ITR
On September 30, 2012 and report on review of
Quarterly information

(A free translation of the original in Portuguese)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Index

Company Data
Share Capital Composition	1
Cash Dividends	2
Individual Interim Accounting Information
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2012 to 09/30/2012	11
Statements of Changes in Shareholders' Equity - 01/01/2011 to 09/30/2011	12
Interim information of Added Value	13
Consolidated Interim Accounting Information
Statement of Financial Position - Assets	14
Statement of Financial Position - Liabilities	16
Statement of Income	18
Statement of Comprehensive Income	20
Statement of Cash Flows	21
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2012 to 09/30/2012	22
Statements of Changes in Shareholders' Equity - 01/01/2011 to 09/30/2011	23
Interim information of Added Value	24
Notes to the interim financial statements	25
Reports and Statements
Special Review Report – Unqualified Review Opinion	74

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Share Capital Composition

Number of Shares	Current Quarter
(Thousand)	09/30/2012
From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Cash Dividends

						Dividends
						Per Share
Event	Approval Date	Type	Payment Begin	Type of Shares	Class of Shares	(Reais / Share)
Board of Directors Meeting	12/22/2011	Interest on Shareholders' equity	02/29/2012	Common		0.20000
Board of Directors Meeting	12/22/2011	Interest on Shareholders' equity	02/29/2012	Preferred		0.20000
Board of Directors Meeting	02/09/2012	Dividend	05/18/2012	Common		0.12000
Board of Directors Meeting	02/09/2012	Dividend	05/18/2012	Preferred		0.12000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Common		0.20000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Preferred		0.20000

+

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position – Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
1	Total Assets	532,665,510	494,180,658
1.01	Current Assets	95,622,806	95,248,068
1.01.01	Cash and Cash Equivalents	14,920,197	18,857,502
1.01.01.01	Cash and Banks	37,034	672,255
1.01.01.02	Short Term Investments	14,883,163	18,185,247
1.01.02	Short Term Investments	26,030,236	23,624,649
1.01.02.01	Financial Investments at Fair Value	22,663,049	16,785,110
1.01.02.01.01	Trading Securities	16,393,911	16,785,110
1.01.02.01.02	Available-for-Sale Securities	6,269,138	-
1.01.02.02	Financial Investments Valued at Amortized Cost	3,367,187	6,839,539
1.01.02.02.01	Held-to-Maturity Securities	3,367,187	6,839,539
1.01.03	Accounts Receivable	15,313,052	20,347,067
1.01.03.01	Accounts Receivable, net	12,041,328	17,438,937
1.01.03.01.01	Third parties	4,290,798	3,207,385
1.01.03.01.02	Subsidiaries and associates	8,305,126	14,633,648
1.01.03.01.03	Allowance for Uncollectible Accounts	(554,596)	(402,096)
1.01.03.02	Other Receivable	3,271,724	2,908,130
1.01.04	Inventories	25,234,484	22,434,018
1.01.06	Recoverable Taxes	9,673,522	6,577,389
1.01.06.01	Current Recoverable Taxes	9,673,522	6,577,389
1.01.07	Prepaid Expenses	1,850,605	1,223,829
1.01.08	Other Current Assets	2,600,710	2,183,614
1.01.08.03	Other	2,600,710	2,183,614
1.01.08.03.01	Advances to Suppliers	1,626,684	1,039,642
1.01.08.03.02	Dividends Receivable	200,610	721,422
1.01.08.03.03	Other	773,416	422,550
1.02	Non-Current Assets	437,042,704	398,932,590
1.02.01	Long-Term Assets	26,174,385	36,259,041
1.02.01.01	Financial Investments at Fair Value	66,162	5,209,632
1.02.01.01.02	Available-for-Sale Securities	66,162	5,209,632
1.02.01.02	Financial Investments Valued at Amortized Cost	215,206	9,345
1.02.01.02.01	Held-to-Maturity Securities	215,206	9,345
1.02.01.03	Accounts Receivable	80,151	121,325
1.02.01.03.02	Other Receivable	80,151	121,325
1.02.01.04	Inventories	72,452	66,927
1.02.01.06	Deferred Taxes	10,249,059	12,299,990
1.02.01.06.01	Deferred Income Tax and Social Contribution	2,452,476	3,170,703
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,657,583	1,742,022
1.02.01.06.03	Deferred PIS/COFINS	6,139,000	7,387,265
1.02.01.07	Prepaid Expenses	2,132,448	1,656,257
1.02.01.08	Credit with Related Parties	6,859,826	11,507,046
1.02.01.08.01	Credit with Associates	4,463	3,694
1.02.01.08.02	Credit with Subsidiaries	6,841,480	11,452,611
1.02.01.08.04	Credit with Other Related Parties	13,883	50,741
1.02.01.09	Other Non-Current Assets	6,499,081	5,388,519
1.02.01.09.03	Petroleum and Alcohol Accounts - STN	835,141	831,949

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position – Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
1.02.01.09.05	Restricted Deposits for Legal Proceedings and Guarantees	2,717,528	2,563,720
1.02.01.09.06	Advances to Suppliers	1,849,178	1,011,348
1.02.01.09.07	Other Long-Term Assets	1,097,234	981,502
1.02.02	Investments	75,148,620	57,239,381
1.02.02.01	Corporate Interests	75,148,620	57,239,381
1.02.02.01.01	Investments in Associates	5,873,369	4,050,493
1.02.02.01.02	Investments in Subsidiaries	67,772,108	51,937,821
1.02.02.01.03	Investments in Jointly Controlled Entities	1,308,231	1,049,439
1.02.02.01.04	Other Corporate Interests	194,912	201,628
1.02.03	Property, Plant and Equipment	257,835,879	227,301,932
1.02.03.01	Assets in Operation	133,127,995	97,038,581
1.02.03.02	Assets Under Leasing	10,429,844	10,920,513
1.02.03.03	Assets Under Construction	114,278,040	119,342,838
1.02.04	Intangible assets	77,735,298	77,886,170
1.02.04.01	Intangible assets	77,735,298	77,886,170
1.02.04.01.02	Concessions Rights	76,209,233	76,370,148
1.02.04.01.03	Software	1,526,065	1,516,022
1.02.05	Deferred	148,522	246,066

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
2	Total Liabilities	532,665,510	494,180,658
2.01	Current Liabilities	57,713,383	56,936,498
2.01.01	Social and Labor Obligations	3,503,167	2,719,992
2.01.01.01	Social Obligations	500,772	502,388
2.01.01.02	Labor Obligations	3,002,395	2,217,604
2.01.02	Trade Accounts Payable	14,000,189	12,268,055
2.01.02.01	National Suppliers	10,307,753	9,252,271
2.01.02.02	Foreign Suppliers	3,692,436	3,015,784
2.01.03	Taxes	8,566,476	9,257,682
2.01.03.01	Federal Taxes	5,938,530	7,200,370
2.01.03.01.02	Other Federal Taxes	5,938,530	7,200,370
2.01.03.02	State Taxes	2,526,011	1,944,758
2.01.03.03	Municipal Taxes	101,935	112,554
2.01.04	Current Debt	4,165,051	4,535,117
2.01.04.01	Loans and Financing	2,350,884	912,404
2.01.04.01.01	Local Currency	612,784	568,739
2.01.04.01.02	Foreign Currency	1,738,100	343,665
2.01.04.02	Debentures	68,662	1,700,255
2.01.04.03	Finance Leases Obligations	1,745,505	1,922,458
2.01.05	Other Liabilities	26,049,128	26,814,770
2.01.05.01	Related Parties Liabilities	22,608,130	19,972,287
2.01.05.01.01	Debt with Associates	149,307	89,323
2.01.05.01.02	Debt with Subsidiaries	13,316,121	10,243,980
2.01.05.01.04	Debt with Other Related Parties	9,142,702	9,638,984
2.01.05.02	Other	3,440,998	6,842,483
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity	-	3,878,129
2.01.05.02.04	Interests of Employees and Managers	-	1,295,251
2.01.05.02.05	Other	3,440,998	1,669,103
2.01.06	Provisions	1,429,372	1,340,882
2.01.06.02	Other Provisions	1,429,372	1,340,882
2.01.06.02.04	Pension and Health Care Plans Obligations	1,429,372	1,340,882
2.02	Non-Current Liabilities	132,105,633	106,769,598
2.02.01	Long-Term Debt	54,627,956	50,476,598
2.02.01.01	Loans and Financing	47,801,155	42,887,392
2.02.01.01.01	Local Currency	32,720,545	27,542,091
2.02.01.01.02	Foreign Currency	15,080,610	15,345,301
2.02.01.02	Debentures	100,478	167,460
2.02.01.03	Finance Leases Obligations	6,726,323	7,421,746
2.02.02	Other Liabilities	18,541,126	2,854,727
2.02.02.01	Related Parties Liabilities	14,876,767	273,696
2.02.02.01.01	Debt with Associates	61,691	58,202
2.02.02.01.02	Debt with Subsidiaries	14,815,076	215,494
2.02.02.02	Other	3,664,359	2,581,031
2.02.02.02.03	Other Accounts Payable and Expenses	3,664,359	2,581,031
2.02.03	Deferred Taxes	32,967,528	29,408,005
2.02.03.01	Deferred Income Tax and Social Contribution	32,967,528	29,408,005

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS
ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
2.02.03.01.01	Deferred Income Tax and Social Contribution	32,967,528	29,408,005
2.02.04	Provisions	25,969,023	24,030,268
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	603,543	437,405
2.02.04.01.01	Tax Provisions	98,578	11,556
2.02.04.01.02	Social Security and Labor Provisions	248,047	202,681
2.02.04.01.04	Civil Provisions	174,377	161,168
2.02.04.01.05	Other Process Provisions	82,541	62,000
2.02.04.02	Other Provisions	25,365,480	23,592,863
2.02.04.02.04	Pension and Health Care Plans Obligations	17,268,251	15,351,424
2.02.04.02.05	Provision for Decommissioning Costs	8,097,229	8,241,439
2.03	Shareholders’ Equity	342,846,494	330,474,562
2.03.01	Paid in Capital	205,392,137	205,379,729
2.03.02	Capital Reserves	933,687	859,388
2.03.02.07	Additional Paid in Capital	933,687	859,388
2.03.04	Profit Reserves	122,950,652	122,963,060
2.03.04.01	Legal Reserve	14,308,515	14,308,515
2.03.04.02	Statutory Reserve	2,448,518	2,448,518
2.03.04.05	Undistributed Earnings Reserve	104,800,895	104,800,895
2.03.04.07	Tax Incentive Reserve	1,392,724	1,405,132
2.03.05	Retained Earnings/ Accumulated Losses	10,507,455	-
2.03.06	Equity Valuation Adjustments	3,062,563	1,272,385
2.03.06.01	Cumulative Translation Adjustments	2,141,924	926,685
2.03.06.02	Other Comprehensive Income	920,639	345,700

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)
Account		Current Quarter	Accumulated of the Current Year	Same Quarter of the Previous Year	Accumulated of the Previous Year
Code	Description Account	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
3.01	Sales Revenues	55,586,985	159,193,570	48,010,270	134,027,582
3.02	Cost of Sales	(43,259,673)	(120,895,457)	(32,500,073)	(87,166,741)
3.03	Gross Profit	12,327,312	38,298,113	15,510,197	46,860,841
3.04	Operating Income/Expenses	(6,068,937)	(20,804,614)	(7,325,573)	(15,292,302)
3.04.01	Selling Expenses	(3,144,830)	(8,911,591)	(2,337,095)	(6,907,894)
3.04.02	Administrative and General Expenses	(1,760,761)	(5,071,014)	(1,546,877)	(4,354,064)
3.04.05	Other Operating Expenses	(4,180,450)	(13,144,776)	(2,619,506)	(9,180,095)
3.04.05.01	Other Taxes	(86,348)	(228,031)	(39,477)	(205,283)
3.04.05.02	Research and Development Expenses	(581,073)	(1,520,103)	(636,199)	(1,615,699)
3.04.05.03	Exploration Costs	(1,123,343)	(5,338,022)	(629,974)	(2,523,808)
3.04.05.05	Other Operating Income and Expenses, Net	(2,389,686)	(6,058,620)	(1,313,856)	(4,835,305)
3.04.06	Equity Results	3,017,104	6,322,767	(822,095)	5,149,751
3.05	Income Before Financial Results, Profit Sharing and Income Taxes	6,258,375	17,493,499	8,184,624	31,568,539
3.06	Financial Income (Expenses), Net	565,170	(1,641,948)	380,591	3,976,442
3.06.01	Financial Income	1,108,172	3,964,394	1,611,836	4,898,529
3.06.01.01	Financial Income	1,108,172	3,964,394	1,611,836	4,898,529
3.06.02	Financial Expenses	(543,002)	(5,606,342)	(1,231,245)	(922,087)
3.06.02.01	Financial Expenses	(314,629)	(785,058)	(212,855)	(292,053)
3.06.02.02	Exchange and Monetary Variations, net	(228,373)	(4,821,284)	(1,018,390)	(630,034)
3.07	Income Before Income Taxes	6,823,545	15,851,551	8,565,215	35,544,981
3.08	Income Tax and Social Contribution	(1,336,857)	(2,675,169)	(2,249,218)	(7,473,513)
3.08.01	Current	222,618	1,279,044	(1,432,983)	(2,990,126)
3.08.02	Deferred	(1,559,475)	(3,954,213)	(816,235)	(4,483,387)
3.09	Net Income from Continuing Operations	5,486,688	13,176,382	6,315,997	28,071,468
3.11	Income / Loss for the period	5,486,688	13,176,382	6,315,997	28,071,468
3.99	Income per Share - (Reais / Share)	-	-	-	-
3.99.01	Basic Income per Share	-	-	-	-

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)
Account		Current Quarter	Accumulated of the Current Year	Same Quarter of the Previous Year	Accumulated of the Previous Year
Code	Description Account	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
3.99.01.01	Common	0.42000	1.01000	0.48419	2.15198
3.99.01.02	Preferred	0.42000	1.01000	0.48419	2.15198
3.99.02	Diluted Income per Share	-	-	-	-
3.99.02.01	Common	0.42000	1.01000	0.48419	2.15198
3.99.02.02	Preferred	0.42000	1.01000	0.48419	2.15198

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)
Account		Current Quarter	Accumulated of the Current Year	Same Quarter of the Previous Year	Accumulated of the Previous Year
Code	Description Account	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
4.01	Net Income for the Period	5,486,689	13,176,382	6,315,997	28,071,468
4.02	Other Comprehensive Income	188,117	1,805,786	1,920,915	1,102,301
4.02.01	Cumulative Translation Adjustments	(54,151)	1,215,239	1,799,200	1,122,916
4.02.02	Deemed Cost	2,694	7,804	7,995	7,995
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	356,109	856,951	222,246	(7,357)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Results	201	3,202	6,862	21,424
4.02.05	Unrecognized Gains / (Losses) on Cash Flow Hedge - Recognized	6,672	803	(39,279)	(36,098)
4.02.06	Unrecognized Gains / (Losses) on Cash Flow Hedge - Transferred to Results	(2,937)	12,544	(545)	(9,080)
4.02.07	Deferred Income Tax and Social Contribution	(120,471)	(290,757)	(75,564)	2,501
4.03	Comprehensive Income for the Period	5,674,806	14,982,168	8,236,912	29,173,769

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)
		Accumulated of the	Accumulated of the
Account		Current Year	Previous Year
Code	Description Account	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
6.01	Net Cash - Operating Activities	32,056,086	25,629,716
6.01.01	Cash Provided by Operating Activities	29,514,932	38,242,193
6.01.01.01	Net Income for the Period	13,176,382	28,071,468
6.01.01.03	Equity in Earnings (Losses) of Investments	(6,322,767)	(5,149,751)
6.01.01.05	Depreciation, Depletion and Amortization	11,399,341	8,708,704
6.01.01.06	Impairment	287,099	232,181
6.01.01.07	Write-off of Dry Wells	4,009,022	1,346,659
6.01.01.08	Residual Value of Permanent Assets Written Off	89,530	122,728
6.01.01.09	Exchange and Monetary Variation and Charges on Financing	2,922,112	426,817
6.01.01.10	Deferred Income Tax and Social Contribution, Net	3,954,213	4,483,387
6.01.02	Changes in Assets and Liabilities	4,746,714	(9,658,206)
6.01.02.01	Accounts Receivable	(1,111,629)	(565,114)
6.01.02.02	Inventories	(3,093,090)	(5,674,039)
6.01.02.03	Trade Accounts Payable	1,731,940	1,156,667
6.01.02.04	Taxes, Fees and Contributions	(2,721,502)	(129,900)
6.01.02.05	Pension and Health Care Plan	1,931,245	1,125,485
6.01.02.06	Short-Term Operations with Subsidiaries / Associates	8,009,750	(5,571,305)
6.01.03	Other	(2,205,560)	(2,954,271)
6.01.03.01	Other Assets	(3,252,440)	(4,011,758)
6.01.03.02	Other liabilities	1,046,880	1,057,487
6.02	Net Cash - Investment Activities	(45,925,394)	(23,479,334)
6.02.01	Investments in Exploration and Production	(24,457,742)	(16,977,201)
6.02.02	Investments in Refining, Transportation and Marketing	(25,295,492)	(11,772,868)
6.02.03	Investments in Gas and Power	(1,988,790)	(2,159,018)
6.02.04	Investment in International Segment	(3,972)	(8,206)
6.02.06	Investment in Biofuel	(157,886)	(444,043)
6.02.07	Other Investments	(1,139,841)	(1,896,873)
6.02.08	Investments in Marketable Securities	5,429,000	8,148,000
6.02.09	Dividends Received	1,689,329	1,630,875
6.03	Net Cash - Financing Activities	9,932,003	(382,623)
6.03.03	Funding	4,214,015	1,092,848
6.03.04	Amortization of Principal	(2,106,052)	(847,126)
6.03.05	Amortization of Interest	(2,324,184)	(2,054,809)
6.03.06	Intercompany Loans, Net	16,830,198	15,581,048
6.03.07	Non Standard Credit Rights Investment Fund	(496,282)	(5,889,323)
6.03.08	Dividends Paid to Shareholders	(6,185,692)	(8,265,261)
6.05	Increase (Decrease) in Cash and Cash Equivalents	(3,937,305)	1,767,759
6.05.01	Opening Balance of Cash and Cash Equivalents	18,857,502	19,994,554
6.05.02	Closing Balance of Cash and Cash Equivalents	14,920,197	21,762,313

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 09/30/2012

(R$ Thousand)
			Capital Reserves, Granted Options and Treasury Shares
Account					Retained earnings /	Other Comprehensive Income	Shareholders' Equity
Code	Description Account	Paid in Capital		Profit Reserves	accumulated losses
5.01	Opening Balance	205,379,729	859,388	122,963,060	-	1,272,385	330,474,562
5.03	Adjusted Opening Balance	205,379,729	859,388	122,963,060	-	1,272,385	330,474,562
5.04	Capital Transactions with Shareholders	12,408	74,299	(12,408)	(2,676,731)	(7,804)	(2,610,236)
5.04.01	Capital Increases	12,408	-	(12,408)	-	-	-
5.04.07	Interest on Shareholders' Equity	-	-	-	(2,676,731)	-	(2,676,731)
5.04.08	Change in Interest in Subsidiaries	-	74,299	-	-	-	74,299
5.04.09	Realization of the Deemed Cost	-	-	-	-	(7,804)	(7,804)
5.05	Total of Comprehensive Income	-	-	-	13,184,186	1,797,982	14,982,168
5.05.01	Net Income for the Period	-	-	-	13,176,382	-	13,176,382
5.05.02	Other Comprehensive Income	-	-	-	7,804	1,782,236	1,790,040
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	857,754	857,754
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	(290,757)	(290,757)
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	1,215,239	1,215,239
5.05.02.07	Realization of the Deemed Cost	-	-	-	7,804	-	7,804
5.05.03	Transferred to Results	-	-	-	-	15,746	15,746
5.05.03.01	Adjustments of Financial Instruments	-	-	-	-	15,746	15,746
5.07	Final Balance	205,392,137	933,687	122,950,652	10,507,455	3,062,563	342,846,494

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 09/30/2011

(R$ Thousand)
			Capital Reserves, Granted Options and Treasury Shares
Account					Retained earnings / accumulated losses	Other Comprehensive Income	Shareholders' Equity
Code	Description Account	Paid in Capital		Profit Reserves
5.01	Opening Balance	205,357,103	(6,257)	101,875,065	-	90,605	307,316,516
5.03	Adjusted Opening Balance	205,357,103	(6,257)	101,875,065	-	90,605	307,316,516
5.04	Capital Transactions with Shareholders	22,626	64,210	(22,626)	(7,826,698)	(7,995)	(7,770,483)
5.04.01	Capital Increases	22,626	-	(22,626)	-	-	-
5.04.07	Interest on Shareholders' Equity	-	-	-	(7,826,698)	-	(7,826,698)
5.04.08	Change in Interest in Subsidiaries	-	64,210	-	-	-	64,210
5.04.09	Realization of the Deemed Cost	-	-	-	-	(7,995)	(7,995)
5.05	Total of Comprehensive Income	-	-	-	28,079,463	1,094,306	29,173,769
5.05.01	Net Income for the Period	-	-	-	28,071,468	-	28,071,468
5.05.02	Other Comprehensive Income	-	-	-	7,995	1,081,962	1,089,957
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	(43,455)	(43,455)
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	2,501	2,501
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	1,122,916	1,122,916
5.05.02.07	Realization of the Deemed Cost	-	-	-	7,995	-	7,995
5.05.03	Adjustments of Financial Instruments Transferred to Results	-	-	-	-	12,344	12,344
5.05.03.01	Realization of the Deemed Cost	-	-	-	-	12,344	12,344
5.07	Final Balance	205,379,729	57,953	101,852,439	20,252,765	1,176,916	328,719,802

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)
Account		Accumulated of the Current Year	Accumulated of the Previous Year
Code	Description Account	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
7.01	Sales Revenues	246,506,003	214,847,689
7.01.01	Sales of Goods, Products and Services	203,237,371	175,942,347
7.01.02	Other Revenues	3,879,256	3,459,039
7.01.03	Revenues Related to the Construction of Own Assets	39,541,876	35,365,590
7.01.04	Allowance/Reversal for uncollectible Accounts	(152,500)	80,713
7.02	Inputs Acquired from Third Parties	(131,047,489)	(98,149,453)
7.02.01	Cost of Sales	(40,970,332)	(30,932,722)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(76,465,686)	(55,214,478)
7.02.03	Impairment	(287,099)	(232,181)
7.02.04	Other	(13,324,372)	(11,770,072)
7.03	Gross Added Value	115,458,514	116,698,236
7.04	Retentions	(11,399,341)	(8,708,704)
7.04.01	Depreciation, Amortization and Depletion	(11,399,341)	(8,708,704)
7.05	Net Added Value Produced	104,059,173	107,989,532
7.06	Transferred Added Value	11,176,691	12,762,340
7.06.01	Results of Equity Accounting	6,322,767	5,149,751
7.06.02	Financial Income	4,326,144	6,921,679
7.06.03	Other	527,780	690,910
7.07	Total Added Value to be Distributed	115,235,864	120,751,872
7.08	Distribution of Added Value	115,235,864	120,751,872
7.08.01	Personnel	13,729,103	11,718,345
7.08.01.01	Payroll and Related Charges	9,290,256	8,333,991
7.08.01.02	Benefits	3,825,441	2,875,717
7.08.01.03	FGTS	613,406	508,637
7.08.02	Taxes, Duties and Social Contributions	58,818,270	58,989,053
7.08.02.01	Federal	39,966,146	42,982,154
7.08.02.02	State	18,772,697	15,942,335
7.08.02.03	Municipal	79,427	64,564
7.08.03	Remuneration of Third Party Capital	29,512,109	21,973,006
7.08.03.01	Interest	9,955,376	7,318,411
7.08.03.02	Rental	19,556,733	14,654,595
7.08.04	Remuneration of Shareholders' Equity	13,176,382	28,071,468
7.08.04.01	Interest on Shareholders' Equity	2,676,731	7,826,698
7.08.04.03	Retained Earnings / Loss For The Period	10,499,651	20,244,770

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
1	Total Assets	646,683,148	599,149,983
1.01	Current Assets	125,807,690	118,368,613
1.01.01	Cash and Cash Equivalents	30,187,316	35,747,240
1.01.01.01	Cash and Banks	2,370,708	3,731,249
1.01.01.02	Short Term Investments	27,816,608	32,015,991
1.01.02	Short Term Investments	22,673,562	16,808,467
1.01.02.01	Financial Investments at Fair Value	22,663,049	16,791,201
1.01.02.01.01	Trading Securities	16,393,911	16,785,110
1.01.02.01.02	Available-for-Sale Securities	6,269,138	6,091
1.01.02.02	Financial Investments Valued at Amortized Cost	10,513	17,266
1.01.02.02.01	Held-to-Maturity Securities	10,513	17,266
1.01.03	Accounts Receivable	23,291,284	21,974,701
1.01.03.01	Accounts Receivable, net	18,003,805	16,734,007
1.01.03.01.01	Third parties	14,046,538	14,144,777
1.01.03.01.02	Subsidiaries and associates	5,821,141	4,274,251
1.01.03.01.03	Allowance for Uncollectible Accounts	(1,863,874)	(1,685,021)
1.01.03.02	Other Receivable	5,287,479	5,240,694
1.01.04	Inventories	30,355,707	28,446,924
1.01.06	Recoverable Taxes	12,614,976	10,050,597
1.01.06.01	Current Recoverable Taxes	12,614,976	10,050,597
1.01.07	Prepaid Expenses	2,128,645	1,328,418
1.01.08	Other Current Assets	4,556,200	4,012,266
1.01.08.03	Other	4,556,200	4,012,266
1.01.08.03.01	Advances to Suppliers	1,807,286	1,388,840
1.01.08.03.02	Dividends Receivable	214,359	77,914
1.01.08.03.03	Other	2,534,555	2,545,512
1.02	Non-Current Assets	520,875,458	480,781,370
1.02.01	Long-Term Assets	37,763,987	43,982,388
1.02.01.01	Financial Investments at Fair Value	348,745	5,472,748
1.02.01.01.02	Available-for-Sale Securities	348,745	5,472,748
1.02.01.02	Financial Investments Valued at Amortized Cost	289,188	274,363
1.02.01.02.01	Held-to-Maturity Securities	289,188	274,363
1.02.01.03	Accounts Receivable	5,471,612	5,122,163
1.02.01.03.02	Other Receivable	5,471,612	5,122,163
1.02.01.04	Inventories	89,927	84,122
1.02.01.06	Deferred Taxes	17,741,364	20,050,868
1.02.01.06.01	Deferred Income Tax and Social Contribution	6,646,880	8,041,846
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	2,022,443	2,198,982
1.02.01.06.03	Deferred PIS/COFINS	8,520,117	9,337,847
1.02.01.06.04	Other Taxes	551,924	472,193
1.02.01.07	Prepaid Expenses	2,383,539	1,902,789
1.02.01.08	Credit with Related Parties	79,538	148,508
1.02.01.08.01	Credit with Associates	79,538	148,508
1.02.01.09	Other Non-Current Assets	11,360,074	10,926,827
1.02.01.09.03	Petroleum and Alcohol Accounts - STN	835,141	831,949
1.02.01.09.05	Restricted Deposits for Legal Proceedings and Guarantees	3,206,846	2,954,915

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
1.02.01.09.06	Advances to Suppliers	6,205,623	5,891,800
1.02.01.09.07	Other Long-Term Assets	1,112,464	1,248,163
1.02.02	Investments	12,150,947	12,248,080
1.02.02.01	Corporate Interests	12,150,947	12,248,080
1.02.02.01.01	Investments in Associates	11,912,809	12,017,794
1.02.02.01.04	Other Corporate Interests	238,138	230,286
1.02.03	Property, Plant and Equipment	388,646,509	342,266,918
1.02.03.01	Assets in Operation	223,181,907	183,530,046
1.02.03.02	Assets Under Leasing	224,260	177,535
1.02.03.03	Assets Under Construction	165,240,342	158,559,337
1.02.04	Intangible assets	82,314,015	82,283,984
1.02.04.01	Intangible assets	81,374,114	81,334,884
1.02.04.01.02	Concessions Rights	79,664,796	79,653,873
1.02.04.01.03	Software	1,709,318	1,681,011
1.02.04.02	Goodwill	939,901	949,100

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
2	Total Liabilities	646,683,148	599,149,983
2.01	Current Liabilities	64,248,495	68,212,334
2.01.01	Social and Labor Obligations	4,059,793	3,182,067
2.01.01.01	Social Obligations	542,742	436,481
2.01.01.02	Labor Obligations	3,517,051	2,745,586
2.01.02	Trade Accounts Payable	25,374,961	21,417,528
2.01.02.01	National Suppliers	12,614,837	12,258,291
2.01.02.02	Foreign Suppliers	12,760,124	9,159,237
2.01.03	Taxes	10,521,299	10,968,716
2.01.03.01	Federal Taxes	7,602,222	8,667,318
2.01.03.01.01	Income Tax and Social Contribution Payable	1,081,553	1,324,445
2.01.03.01.02	Other Federal Taxes	6,520,669	7,342,873
2.01.03.02	State Taxes	2,796,939	2,177,861
2.01.03.03	Municipal Taxes	122,138	123,537
2.01.04	Current Debt	15,340,941	18,966,329
2.01.04.01	Loans and Financing	14,911,881	17,030,834
2.01.04.01.01	Local Currency	2,033,229	2,500,959
2.01.04.01.02	Foreign Currency	12,878,652	14,529,875
2.01.04.02	Debentures	386,178	1,853,433
2.01.04.03	Finance Leases Obligations	42,882	82,062
2.01.05	Other Liabilities	7,454,457	12,250,659
2.01.05.01	Related Parties Liabilities	964,493	834,291
2.01.05.01.01	Debt with Associates	964,493	834,291
2.01.05.02	Other	6,489,964	11,416,368
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity	-	3,878,129
2.01.05.02.04	Interests of Employees and Managers	-	1,560,139
2.01.05.02.05	Other	6,489,964	5,978,100
2.01.06	Provisions	1,497,044	1,427,035
2.01.06.02	Other Provisions	1,497,044	1,427,035
2.01.06.02.04	Pension and Health Care Plans Obligations	1,497,044	1,427,035
2.02	Non-Current Liabilities	237,786,275	198,714,038
2.02.01	Long-Term Debt	171,215,496	136,588,365
2.02.01.01	Loans and Financing	170,393,510	135,412,117
2.02.01.01.01	Local Currency	64,791,838	57,831,248
2.02.01.01.02	Foreign Currency	105,601,672	77,580,869
2.02.01.02	Debentures	635,134	993,020
2.02.01.03	Finance Leases Obligations	186,852	183,228
2.02.02	Other Liabilities	1,381,709	2,003,415
2.02.02.01	Related Parties Liabilities	193,099	187,149
2.02.02.01.01	Debt with Associates	193,099	187,149
2.02.02.02	Other	1,188,610	1,816,266
2.02.02.02.03	Other Accounts Payable and Expenses	1,188,610	1,816,266
2.02.03	Deferred Taxes	36,314,427	33,268,472
2.02.03.01	Deferred Income Tax and Social Contribution	36,314,427	33,268,472
2.02.03.01.01	Deferred Income Tax and Social Contribution	36,306,231	33,229,769
2.02.03.01.02	Other Deferred Taxes	8,196	38,703

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account		Current Quarter	Previous Fiscal Year
Code	Description Account	09/30/2012	12/31/2011
2.02.04	Provisions	28,874,643	26,853,786
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,570,095	1,361,456
2.02.04.01.01	Tax Provisions	757,907	660,706
2.02.04.01.02	Social Security and Labor Provisions	356,265	290,422
2.02.04.01.04	Civil Provisions	296,677	297,860
2.02.04.01.05	Other Process Provisions	159,246	112,468
2.02.04.02	Other Provisions	27,304,548	25,492,330
2.02.04.02.04	Pension and Health Care Plans Obligations	18,545,945	16,652,908
2.02.04.02.05	Provision for Decommissioning Costs	8,758,603	8,839,422
2.03	Consolidated Shareholders’ Equity	344,648,378	332,223,611
2.03.01	Paid in Capital	205,392,137	205,379,729
2.03.02	Capital Reserves	625,114	562,643
2.03.02.07	Additional Paid in Capital	625,114	562,643
2.03.04	Profit Reserves	122,611,716	122,624,124
2.03.04.01	Legal Reserve	14,308,515	14,308,515
2.03.04.02	Statutory Reserve	2,448,518	2,448,518
2.03.04.05	Undistributed Earnings Reserve	104,461,959	104,461,959
2.03.04.07	Tax Incentive Reserve	1,392,724	1,405,132
2.03.05	Retained Earnings/ Accumulated Losses	10,765,923	-
2.03.06	Equity Valuation Adjustments	3,062,563	1,272,385
2.03.06.01	Cumulative Translation Adjustments	2,141,924	926,685
2.03.06.02	Other Comprehensive Income	920,639	345,700
2.03.09	Non-controlling Interest	2,190,925	2,384,730

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)
Account		Current Quarter	Accumulated of the Current Year	Same Quarter of the Previous Year	Accumulated of the Previous Year
Code	Description Account	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
3.01	Sales Revenues	73,792,933	207,974,234	63,554,226	178,919,334
3.02	Cost of Sales	(55,706,663)	(153,628,691)	(43,486,499)	(118,987,929)
3.03	Gross Profit	18,086,270	54,345,543	20,067,727	59,931,405
3.04	Operating Income/Expenses	(9,293,584)	(28,789,859)	(8,312,337)	(23,287,868)
3.04.01	Selling Expenses	(2,531,969)	(7,234,325)	(2,315,066)	(6,551,078)
3.04.02	Administrative and General Expenses	(2,540,273)	(7,236,681)	(2,183,822)	(6,240,377)
3.04.05	Other Operating Expenses	(4,412,813)	(14,220,663)	(3,416,111)	(10,786,973)
3.04.05.01	Other Taxes	(171,129)	(489,447)	(163,712)	(517,989)
3.04.05.02	Research and Development Expenses	(585,817)	(1,534,540)	(671,058)	(1,689,604)
3.04.05.03	Exploration Costs	(1,292,210)	(5,719,275)	(784,777)	(2,926,048)
3.04.05.05	Other Operating Income and Expenses, Net	(2,363,657)	(6,477,401)	(1,796,564)	(5,653,332)
3.04.06	Equity Results	191,471	(98,190)	(397,338)	290,560
3.05	Income Before Financial Results, Profit sharing and Income Taxes	8,792,686	25,555,684	11,755,390	36,643,537
3.06	Financial Income (Expenses), Net	(569,439)	(6,511,380)	(5,226,850)	(277,736)
3.06.01	Financial Income	981,206	3,814,851	1,831,518	5,395,793
3.06.01.01	Financial Income	981,206	3,814,851	1,831,518	5,395,793
3.06.02	Financial Expenses	(1,550,645)	(10,326,231)	(7,058,368)	(5,673,529)
3.06.02.01	Financial Expenses	(1,095,464)	(2,831,997)	(501,886)	(1,468,703)
3.06.02.02	Exchange and Monetary Variations, net	(455,181)	(7,494,234)	(6,556,482)	(4,204,826)
3.07	Income Before Income Taxes	8,223,247	19,044,304	6,528,540	36,365,801
3.08	Income Tax and Social Contribution	(2,587,862)	(5,851,930)	(1,248,705)	(8,484,293)
3.08.01	Current	(801,554)	(2,271,498)	(2,162,607)	(5,274,797)
3.08.02	Deferred	(1,786,308)	(3,580,432)	913,902	(3,209,496)
3.09	Net Income from Continuing Operations	5,635,385	13,192,374	5,279,835	27,881,508
3.11	Consolidated Income / Loss for the period	5,635,385	13,192,374	5,279,835	27,881,508
3.11.01	Attributable to shareholders of the Parent Company	5,566,356	13,434,850	6,335,920	28,263,820
3.11.02	Attributable to non-controlling shareholders	69,029	(242,476)	(1,056,085)	(382,312)
3.99	Income per Share - (Reais / Share)	-	-	-	-

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)
Account		Current Quarter	Accumulated of the Current Year	Same Quarter of the Previous Year	Accumulated of the Previous Year
Code	Description Account	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
3.99.01	Basic Income per Share	-	-	-	-
3.99.01.02	Preferred	0.42672	1.02992	0.48572	2.16672
3.99.02	Diluted Income per Share	-	-	-	-
3.99.02.01	Common	0.42672	1.02992	0.48572	2.16672
3.99.02.02	Preferred	0.42672	1.02992	0.48572	2.16672

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)
Account		Current Quarter	Accumulated of the Current Year	Same Quarter of the Previous Year	Accumulated of the Previous Year
Code	Description Account	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
4.01	Consolidated Net Income for the Period	5,635,385	13,192,374	5,279,835	27,881,508
4.02	Other Comprehensive Income	158,110	1,766,888	2,094,491	1,151,689
4.02.01	Cumulative Translation Adjustments	(84,158)	1,176,341	1,972,776	1,172,304
4.02.02	Deemed Cost	2,694	7,804	7,995	7,995
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	356,109	856,951	222,246	(7,357)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Results	201	3,202	6,862	21,424
4.02.05	Unrecognized Gains / (Losses) on Cash Flow Hedge - Recognized	6,672	803	(39,279)	(36,098)
4.02.06	Unrecognized Gains / (Losses) on Cash Flow Hedge - Transferred to Results	(2,937)	12,544	(545)	(9,080)
4.02.07	Deferred Income Tax and Social Contribution	(120,471)	(290,757)	(75,564)	2,501
4.03	ConsolidatedComprehensive Income for the Period	5,793,495	14,959,262	7,374,326	29,033,197
4.03.01	Attributable to shareholders of the Parent Company	5,754,473	15,240,636	8,256,835	29,366,121
4.03.02	Attributable to non-controlling shareholders	39,022	(281,374)	(882,509)	(332,924)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)
Account		Accumulated of the Current Year	Accumulated of the Previous Year
Code	Description Account	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
6.01	Net Cash - Operating Activities	42,467,720	42,034,767
6.01.01	Cash Provided by Operating Activities	46,022,325	51,692,570
6.01.01.01	Net Income for the Period	13,434,850	28,263,820
6.01.01.02	Non-Controlling interest	(242,476)	(382,312)
6.01.01.03	Equity in Earnings (Losses) of Investments	98,190	(290,560)
6.01.01.05	Depreciation, Depletion and Amortization	15,841,056	11,835,931
6.01.01.06	Impairment	1,082,293	753,718
6.01.01.07	Write-off of Dry Wells	4,126,293	1,515,794
6.01.01.08	Residual Value of Permanent Assets Written Off	129,761	571,372
6.01.01.09	Exchange and Monetary Variation and Charges on Financing	7,971,926	6,215,311
6.01.01.10	Deferred Income Tax and Social Contribution, Net	3,580,432	3,209,496
6.01.02	Changes in Assets and Liabilities	(1,729,349)	(7,869,975)
6.01.02.01	Accounts Receivable	(1,347,942)	(3,283,110)
6.01.02.02	Inventories	(3,660,366)	(7,540,963)
6.01.02.03	Trade Accounts Payable	3,665,338	3,517,715
6.01.02.04	Taxes, Fees and Contributions	(2,630,483)	(1,754,287)
6.01.02.05	Pension and Health Care Plan	2,095,465	1,247,455
6.01.02.06	Short-Term Operations with Subsidiaries / Associates	148,639	(56,785)
6.01.03	Other	(1,825,256)	(1,787,828)
6.01.03.01	Other Assets	(1,735,730)	(3,617,283)
6.01.03.02	Other liabilities	(89,526)	1,829,455
6.02	Net Cash - Investment Activities	(53,817,594)	(41,398,186)
6.02.01	Investments in Exploration and Production	(30,066,442)	(22,029,817)
6.02.02	Investments in Refining, Transportation and Marketing	(18,279,465)	(18,390,302)
6.02.03	Investments in Gas and Power	(2,479,543)	(2,284,437)
6.02.04	Investment in International Segment	(3,270,027)	(2,719,306)
6.02.05	Investments in Distribution	(821,726)	(623,815)
6.02.06	Investment in Biofuel	(39,592)	(373,050)
6.02.07	Other Investments	(1,142,488)	(2,004,278)
6.02.08	Investments in Marketable Securities	2,059,394	6,523,456
6.02.09	Dividends Received	222,295	503,363
6.03	Net Cash - Financing Activities	4,775,325	2,389,874
6.03.03	Share Acquisition of non controlling shareholders	93,407	32,151
6.03.04	Funding	35,862,210	28,067,851
6.03.05	Amortization of Principal	(17,682,426)	(11,472,932)
6.03.06	Amortization of Interest	(7,312,174)	(5,971,935)
6.03.08	Dividends Paid to Shareholders	(6,185,692)	(8,265,261)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,014,625	265,639
6.05	Increase (Decrease) in Cash and Cash Equivalents	(5,559,924)	3,292,094
6.05.01	Opening Balance of Cash and Cash Equivalents	35,747,240	29,416,190
6.05.02	Closing Balance of Cash and Cash Equivalents	30,187,316	32,708,284

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 09/30/2012

(R$ Thousand)
			Capital Reserves, Granted Options and Treasury Shares
Account					Retained earnings /	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
Code	Description Account	Paid in Capital		Profit Reserves	accumulated losses
5.01	Opening Balance	205,379,729	562,643	122,624,124		1,272,385	329,838,881	2,384,730	332,223,611
5.03	Adjusted Opening Balance	205,379,729	562,643	122,624,124	-	1,272,385	329,838,881	2,384,730	332,223,611
5.04	Capital Transactions with Shareholders	12,408	62,471	(12,408)	(2,676,731)	(7,804)	(2,622,064)	87,569	(2,534,495)
5.04.01	Capital Increases	12,408	-	(12,408)	-	-	-	-	-
5.04.06	Dividends	-	-	-	-	-	-	(35,458)	(35,458)
5.04.07	Interest on Shareholders' Equity	-	-	-	(2,676,731)	-	(2,676,731)	-	(2,676,731)
5.04.08	Change in Interest in Subsidiaries	-	62,471	-	-	-	62,471	123,027	185,498
5.04.09	Realization of the Deemed Cost	-	-	-	-	(7,804)	(7,804)	-	(7,804)
5.05	Total of Comprehensive Income	-	-	-	13,442,654	1,797,982	15,240,636	(281,374)	14,959,262
5.05.01	Net Income for the Period	-	-	-	13,434,850	-	13,434,850	(242,476)	13,192,374
5.05.02	Other Comprehensive Income	-	-	-	7,804	1,782,236	1,790,040	(38,898)	1,751,142
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	857,754	857,754	-	857,754
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	(290,757)	(290,757)	-	(290,757)
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	1,215,239	1,215,239	(38,898)	1,176,341
5.05.02.07	Realization of the Deemed Cost	-	-	-	7,804	-	7,804	-	7,804
5.05.03	Transferred to Results	-	-	-	-	15,746	15,746	-	15,746
5.05.03.01	Adjustments of Financial Instruments	-	-	-	-	15,746	15,746	-	15,746
5.07	Final Balance	205,392,137	625,114	122,611,716	10,765,923	3,062,563	342,457,453	2,190,925	344,648,378

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 09/30/2011

(R$ Thousand)
			Capital Reserves, Granted Options and Treasury Shares
Account					Retained earnings /	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
Code	Description Account	Paid in Capital		Profit Reserves	accumulated losses
5.01	Opening Balance	205,357,103	(6,257)	101,323,731	-	90,605	306,765,182	3,063,094	309,828,276
5.03	Adjusted Opening Balance	205,357,103	(6,257)	101,323,731	-	90,605	306,765,182	3,063,094	309,828,276
5.04	Capital Transactions with Shareholders	22,626	108,180	(22,626)	(7,826,698)	(7,995)	(7,726,513)	(180,629)	(7,907,142)
5.04.01	Capital Increases	22,626	-	(22,626)	-	-	-	-	-
5.04.06	Dividendos	-	-	-	(7,826,698)	-	(7,826,698)	(105,894)	(7,932,592)
5.04.08	Change in Interest in Subsidiaries	-	108,180	-	-	-	108,180	(74,735)	33,445
5.04.09	Realization of the Deemed Cost	-	-	-	-	(7,995)	(7,995)	-	(7,995)
5.05	Total of Comprehensive Income	-	-	-	28,271,815	1,094,306	29,366,121	(332,924)	29,033,197
5.05.01	Net Income for the Period	-	-	-	28,263,820	-	28,263,820	(382,312)	27,881,508
5.05.02	Other Comprehensive Income	-	-	-	7,995	1,081,962	1,089,957	49,388	1,139,345
5.05.02.01	Adjustments of Financial Instruments	-	-	-	-	(43,455)	(43,455)	-	(43,455)
5.05.02.02	Taxes on Adjustments of Financial Instruments	-	-	-	-	2,501	2,501	-	2,501
5.05.02.04	Translation Adjustments for the Period	-	-	-	-	1,122,916	1,122,916	49,388	1,172,304
5.05.02.07	Realization of the Deemed Cost	-	-	-	7,995	-	7,995	-	7,995
5.05.03	Adjustments of Financial Instruments Transferred to Results	-	-	-	-	12,344	12,344	-	12,344
5.05.03.01	Realization of the Deemed Cost	-	-	-	-	12,344	12,344	-	12,344
5.07	Final Balance	205,379,729	101,923	101,301,105	20,445,117	1,176,916	328,404,790	2,549,541	330,954,331

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of added value

(R$ Thousand)
Account		Accumulated of the Current Year	Accumulated of the Previous Year
Code	Description Account	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
7.01	Sales Revenues	313,770,888	276,540,238
7.01.01	Sales of Goods, Products and Services	255,054,271	224,875,839
7.01.02	Other Revenues	6,151,467	4,489,705
7.01.03	Revenues Related to the Construction of Own Assets	52,750,658	47,102,033
7.01.04	Allowance/Reversal for uncollectible Accounts	(185,508)	72,661
7.02	Inputs Acquired from Third Parties	(166,471,458)	(133,946,159)
7.02.01	Cost of Sales	(88,235,533)	(73,840,593)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(62,527,114)	(46,057,173)
7.02.03	Impairment	(1,082,293)	(753,718)
7.02.04	Other	(14,626,518)	(13,294,675)
7.03	Gross Added Value	147,299,430	142,594,079
7.04	Retentions	(15,841,056)	(11,835,931)
7.04.01	Depreciation, Amortization and Depletion	(15,841,056)	(11,835,931)
7.05	Net Added Value Produced	131,458,374	130,758,148
7.06	Transferred Added Value	3,933,661	6,516,664
7.06.01	Results of Equity Accounting	(98,190)	290,560
7.06.02	Financial Income	3,814,851	5,395,793
7.06.03	Other	217,000	830,311
7.07	Total Added Value to be Distributed	135,392,035	137,274,812
7.08	Distribution of Added Value	135,392,035	137,274,812
7.08.01	Personnel	17,330,769	14,732,045
7.08.01.01	Payroll and Related Charges	12,204,316	10,804,942
7.08.01.02	Benefits	4,422,506	3,338,782
7.08.01.03	FGTS	703,947	588,321
7.08.02	Taxes, Duties and Social Contributions	78,785,200	76,244,010
7.08.02.01	Federal	49,057,622	49,631,286
7.08.02.02	State	29,558,219	26,469,101
7.08.02.03	Municipal	169,359	143,623
7.08.03	Remuneration of Third Party Capital	26,083,692	18,417,249
7.08.03.01	Interest	15,760,510	11,187,428
7.08.03.02	Rental	10,323,182	7,229,821
7.08.04	Remuneration of Shareholders' Equity	13,192,374	27,881,508
7.08.04.01	Interest on Shareholders' Equity	2,676,731	7,826,698
7.08.04.03	Retained Earnings / Loss For The Period	10,758,119	20,437,122
7.08.04.04	Non-controlling Interest - Retained Earnings	(242,476)	(382,312)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

1          The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as "Petrobras" or the "Company") to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company's head office is located in Rio de Janeiro - RJ.

2          Basis of presentation of interim financial information

The consolidated interim information is being presented in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1).

The individual interim accounting information is being presented in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1) and does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 (R1) - Initial Adoption of Technical Pronouncements. The reconciliations of the parent company's shareholders' equity and results with the consolidated are presented in Note 3.1.

This interim financial information is presented with the relevant changes occurred in the interim period, without repeating certain notes to the financial statements previously disclosed, and consider the consolidated information, considering that management understands that consolidated information provides more comprehensive measure of the Company’s financial position and the performance of its operations, complemented by some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2011, which include the full set of notes.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

The Company's Board of Directors authorized the publication of this interim quarterly information in a meeting held on October 26, 2012.

2.1     Accounting estimates

In the preparation of the interim financial information it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, liabilities of pension and health care plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments, income tax and social contribution. Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

3          Consolidation basis

The consolidated interim financial information includes the quarterly information of Petrobras and its subsidiaries and special purpose entities.

The Company did not present material changes in the group of consolidated companies in the nine–month period ended September 30, 2012.

The Company began to recognize in its financial statements for the year ended December 31, 2011 the investments in jointly controlled entities valued by the equity accounting method and no longer by proportionate consolidation, in conformity with the alternative established in IAS 31 and the corresponding CPC 19 (R1), approved by CVM Resolution 666/11.

Accordingly, the interim financial information for the period ended September 30, 2011 is being presented with this change, as follows:

a) Consolidated statement of income	Jan-Sep/2011
		Effect of proportional consolidation	Re-presented
	Published

Sales revenues	180,448	(1,529)	178,919
Cost of sales	(119,642)	654	(118,988)
Gross profit	60,806	(875)	59,931
Expenses	(23,900)	322	(23,578)
Income before financial result, profit-sharing and taxes	36,906	(553)	36,353
Financial income (expenses), net	(367)	89	(278)
Equity in results of non-consolidated companies	(29)	320	291
Income before income taxes	36,510	(144)	36,366
Income tax / social contribution	(8,631)	147	(8,484)
Net income	27,879	3	27,882
Net income attributable to:
Shareholders of Petrobras	28,264	-	28,264
Non-controlling interests	(385)	3	(382)

	27,879	3	27,882

b) Consolidated statement of cash flows	Jan-Sep/2011
	Published	Effect of proportional consolidation	Re-presented
Cash provided by operating activities	42,522	(488)	42,034
Cash used in investment activities	(41,807)	410	(41,397)
Cash provided by financing activities	2,538	(149)	2,389
Effect of exchange variation on cash and cash equivalents	83	183	266
Net change in cash for the period	3,336	(44)	3,292
Cash and cash equivalents at the beginning of period	30,323	(907)	29,416
Cash and cash equivalents at the end of the period	33,659	(951)	32,708

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

3.1  Reconciliation of the consolidated shareholders' equity and consolidated net income with those of the parent company

	Shareholders' equity		Net income
	09.30.2012	12.31.2011	Jan-Sep/2012	Jan-Sep/2011
Consolidated - IFRS	344,648	332,224	13,192	27,882
Equity of non-controlling interests	(2,191)	(2,385)	243	382
Deferred expenses, net of income tax	389	636	(259)	(193)
Parent company adjusted to international accounting standards (CPC)	342,846	330,475	13,176	28,071

4          Accounting practices

The accounting practices and calculation methods used in the preparation of this consolidated and individual quarterly information are the same as those adopted in the preparation of the annual financial statements of the Company for the year ended December 31, 2011.

5          Cash and cash equivalents

	Consolidated
	09.30.2012	12.31.2011
Cash and banks	2,371	3,731
Financial investments
- In Brazil
Mutual funds - Interbank Deposit	14,187	10,301
Other investment funds	2,280	4,275
	16,467	14,576
- Abroad	11,349	17,440
Total financial investments	27,816	32,016
Total cash and cash equivalents	30,187	35,747

6          Marketable securities

	Consolidated
	09.30.2012	12.31.2011
Trading securities	16,394	16,785
Available-for-sale	6,618	5,479
Held-to-maturity	300	291
	23,312	22,555
Current	22,674	16,808
Non-current	638	5,747

Trading and available-for-sale securities refer mainly to investments in treasury notes with maturity terms of more than 90 days and those presented in current assets consider the expectation of their realization in the short term.

Available-for-sale securities include National Treasury Notes, which were previously given in guarantee to Petros, as described in Note 21.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

7          Accounts receivable

7.1  Accounts receivable, net

	Consolidated
	09.30.2012	12.31.2011

Trade Accounts Receivable
Third parties	20,550	19,348
Related parties (Note 18.5)
Jointly controlled entities and associates	1,671	1,549
Receivables from the electricity sector	4,458	3,672
Petroleum and alcohol accounts - STN (*)	835	832
Others	5,451	5,545
	32,965	30,946
Allowance for uncollectible accounts	(3,073)	(2,790)
	29,892	28,156
Current	23,506	22,053
Non-current	6,386	6,103

(*)  National Treasury Secretariat.

7.2       Changes in the allowance for uncollectible accounts

	Consolidated
	09.30.2012	12.31.2011
Opening balance	2,790	2,681
Additions (*)	490	586
Write-offs (*)	(207)	(477)
Closing balance	3,073	2,790
Current	1,864	1,685
Non-current	1,209	1,105

(*)      It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

7.3          Overdue accounts receivable – Third-parties

	Consolidated
	09.30.2012	12.31.2011
Up to 3 months	1,528	1,411
From 3 to 6 months	329	215
From 6 to 12 months	325	264
More than 12 months	3,061	2,982

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

8          Inventories

	Consolidated
	09.30.2012	12.31.2011
Products:
Oil products (*)	12,215	9,166
Fuel Alcohol (*)	440	782
	12,655	9,948

Raw materials, mainly crude oil (*)	13,518	14,847
Maintenance materials and supplies (*)	3,772	3,369
Others	501	367
	30,446	28,531
Current	30,356	28,447
Non-current	90	84

 (*)  It includes imports in transit.

9          Restricted deposits for legal proceeding and guarantees

	Consolidated
Non-current asset	09.30.2012	12.31.2011
Labor	1,334	1,131
Tax (*)	1,266	1,264
Civil (*)	474	455
Others	133	105
Total	3,207	2,955

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

10     Mergers, split-offs and other information about assets

Merger of Petroquisa and split-off of BRK

On January 27, 2012, the Extraordinary General Meeting of Petrobras approved the merger of Petrobras Química S.A. (Petroquisa) and the split-off of BRK Investimentos Petroquímicos S.A. (BRK) with the return of the split-off portion to the patrimony of Petrobras, without increasing the capital.

Partial split-off of Downstream

On June 29, 2012, Petrobras started retaining a direct interest of 100% in Alberto Pasqualini S.A. – REFAP, after the partial split-off of its subsidiary Downstream Participações Ltda., which previously held this interest. This restructuring did not affect the shareholders’ equity of the Company.

Signing of settlement – Pasadena Refinery

On June 29, 2012, the Company entered into an out of court settlement which intended to terminate all existing lawsuits between Petrobras group companies and companies members of the Belgian Transcor/Astra group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized Astra’s exercise of its put option, to sell its interest (50%) in Pasadena Refining System Inc and PRSI Trading Company to Petrobras America S.A. - PAI.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

With the exception of US$ 70 million (equivalent to R$ 140) which was recognized in results in the second quarter of 2012, the amount of US$ 820.5 million defined in the agreement had been provided for in prior periods.

With the execution of the settlement and the payment of the respective amount, which occurred on the same day the agreement was signed, both parties give full and general release of all the disputes between them.

Fair Value Appraisal – GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gás Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in a purchase price allocation of the total amount of R$ 444 (equivalent to US$ 280 million) to intangible assets totaling R$ 332 and other assets and liabilities, net of         R$ 112. Therefore, no goodwill was recognized.

Empresa de Logística de E&P S.A.

On July 31, 2012, Alberto Pasqualini S.A. - REFAP was renamed Empresa de Logística de E&P S.A., after transferring its refining assets to Petrobras, with the objective of providing logistics services to oil and gas exploration and production operations in Brazil. The new company, whose operating activities were not initiated, had not affected its equity by transferring the assets.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

11       Investments

11.1     Investments in subsidiaries, jointly controlled entities and associates (Parent company)

	09.30.2012	12.31.2011
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	18,897	13,740
Petrobras Gás S.A. - Gaspetro	11,095	10,574
Petrobras Distribuidora S.A. - BR	10,999	9,960
Refinaria Abreu e Lima S.A.	8,255	2,997
Petrobras Transporte S.A. - Transpetro	3,766	3,146
Empresa de Logística de E&P S.A.	3,422	-
Petrobras Biocombustível S.A.	1,723	1,477
Petrobras International Braspetro - PIB BV	1,701	400
Companhia Integrada Têxtil de Pernambuco - CITEPE	1,673	-
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,491	1,473
Companhia Petroquímica de Pernambuco - SUAPE	1,074	-
Termomacaé Ltda.	776	743
Comperj Poliolefinas S.A.	651	651
INNOVA S.A.	414	377
Termoceará Ltda.	343	319
Petrobras Química S.A. - Petroquisa	-	4,516
Downstream Participações Ltda.	-	1,124
Other subsidiaries	1,848	1,132
Jointly controlled entities	1,286	1,051
Associates	3,457	1,643
	72,871	55,323

Goodwill	3,072	3,056
Unrealized income of the Parent company	(989)	(1,340)
Other investments	195	200
Total investiments	75,149	57,239

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

11.2     Investments in jointly controlled entities and associates (Consolidated)

	09.30.2012	12.31.2011
Associates and jointly controlled entities
Petrochemical investments	5,730	6,226
Gas distributors	1,078	1,056
Guarani S.A.	797	847
Termoaçu S.A.	546	538
Petroritupano - Orielo	495	458
Nova Fronteira Bionergia S.A.	417	434
Petrowayu - La Concepción	357	330
Petrokariña - Mata	211	195
Transierra S.A.	143	122
UEG Araucária	127	128
Distrilec S.A.	126	216
Other associates and jointly controlled entities	1,886	1,468
	11,913	12,018

Other investments	238	230
	12,151	12,248

11.3     Investments in listed companies

				Quoted stock
				exchange prices
	Thousand-share lot			(R$ per share)		Market value
Company	09.30.2012	12.31.2011	Type	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Subsidiaries
Petrobras Argentina (*)	1,356,792	678,396	Common	1.26	2.70	1,709	1,832
						1,709	1,832

Associates
Braskem	212,427	212,427	Common	12.60	11.78	2,677	2,502
Braskem	75,793	75,793	Preferred - A	14.27	12.80	1,082	970
						3,759	3,472

(*) On September 26, 2012 Petrobras Argentina S.A. made a share capital increase through the capitalization of profit reserves, as approved by an Extraordinary General Meeting held along with the Annual General Meeting on March 29, 2012. This capitalization was carried out by the issuance of 1,009,618,410 new class B common shares. This transaction did not affect the Company's shareholders' equity.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

12     Property, plant and equipment

12.1     By type of asset

	Consolidated					Parent company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Expenditures on exploration & development. Production of oil and gas (producing fields)	Total	Total
Balance at December 31, 2010	8,756	97,174	138,578	35,587	280,095	189,775
Additions	169	2,730	53,690	3,139	59,728	42,222
Capitalized interest	-	-	7,325	-	7,325	5,788
Business combinations	-	-	24	-	24	-
Write-offs	(41)	(421)	(2,221)	(568)	(3,251)	(2,258)
Transfers	4,205	31,283	(40,294)	14,812	10,006	4,531
Depreciation, amortization and depletion	(799)	(9,769)	-	(6,566)	(17,134)	(12,344)
Impairment - formation	-	(91)	(276)	(391)	(758)	(473)
Impairment - reversal	3	27	-	66	96	61
Cumulative translation adjustment	66	3,548	1,733	789	6,136	-
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Cost	16,865	195,977	158,559	97,671	469,072	321,469
Accumulated depreciation, amortization and depletion	(4,506)	(71,496)	-	(50,803)	(126,805)	(94,167)
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Additions	40	3,040	44,113	2,860	50,053	41,023
Capitalized interest	-	-	5,449	-	5,449	3,964
Business combinations	169	370	4	-	543	-
Write-offs	(13)	(38)	(3,988)	(79)	(4,118)	(3,913)
Transfers	2,477	33,113	(40,421)	9,571	4,740	474
Depreciation, amortization and depletion	(690)	(9,491)	-	(5,221)	(15,402)	(11,014)
Impairment - formation	-	(1)	-	-	(1)	-
Cumulative translation adjustment	108	2,942	1,524	542	5,116	-
Balance at September 30, 2012	14,450	154,416	165,240	54,541	388,647	257,836
Cost	19,729	235,205	165,240	110,749	530,923	364,432
Accumulated depreciation, amortization and depletion	(5,279)	(80,789)	-	(56,208)	(142,276)	(106,596)
Balance at September 30, 2012	14,450	154,416	165,240	54,541	388,647	257,836

Weighted average of useful life in years	25 (25 to 40) except land	20 (3 to 31)		Unit of production method

(*)     It includes oil and gas exploration and development assets.

At September 30, 2012, property, plant and equipment of consolidated and the parent company includes finance leases assets in the amount of R$ 224 and R$ 10,430, respectively (R$ 178 and R$ 10,921 at December 31, 2011).

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

13     Intangible assets

13.1       By type of asset

	Consolidated					Parent company
		Software				Total
	Rights and concessions		Developed in-house	Goodwill from expectations of future profitability	Total
		Acquired
Balance at December 31, 2010	78,952	320	1,361	906	81,539	78,042
Addition	829	110	336	19	1,294	411
Acquisition through business combination	-	-	-	4	4	-
Capitalized interest	-	-	36	-	36	36
Write-off	(286)	(5)	(12)	-	(303)	(172)
Transfers	22	19	(36)	(4)	1	(1)
Amortization	(138)	(113)	(341)	-	(592)	(430)
Impairment - formation	(2)	-	-	-	(2)	-
Cumulative translation adjustment	277	6	-	24	307	-
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Cost	81,328	1,361	2,837	949	86,475	80,079
Accumulated amortization	(1,674)	(1,024)	(1,493)	-	(4,191)	(2,193)
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Addition	125	109	210	-	444	336
Capitalized interest	-	-	23	-	23	23
Write-off	(186)	(3)	(6)	-	(195)	(185)
Transfers	11	21	(36)	(27)	(31)	(38)
Amortization	(142)	(84)	(212)	-	(438)	(287)
Cumulative translation adjustment	203	6	-	18	227	-
Balance at September 30, 2012	79,665	386	1,323	940	82,314	77,735
Cost	81,534	1,509	3,029	940	87,012	80,246
Accumulated amortization	(1,869)	(1,123)	(1,706)	-	(4,698)	(2,511)
Balance at September 30, 2012	79,665	386	1,323	940	82,314	77,735
Estimated useful life - years	25	5	5	Indefinite

At September 30, 2012, the Company’s intangible assets comprise the amount of R$ 74,808 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years, renewable for five more years upon certain conditions.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical reports.

Whether the review determines that the acquired rights amount to a greater value than initially paid, the Company may pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. Whether the review determines that the acquired rights amount to a lower value than initially paid by the Company, the Federal Government will reimburse the difference in cash or bonds, subject to the budgetary laws.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

When the effects of the aforementioned review become probable and a reliable estimate can be made, the Company will make the respective adjustments to the purchase prices.

In addition, the agreement establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and production stages of production, which will be subject to proof by the ANP. In the event of non-compliance, the ANP will be able to apply administrative and pecuniary sanctions based on the conditions stated in the agreement.

14     Exploration and evaluation activities of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	Consolidated
	09.30.2012	12.31.2011
Capitalized balances in assets
Intangible assets	78,108	78,167
Property, plant and equipment	24,035	19,623
Total assets	102,143	97,790
	-	-

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011
Exploration costs recognized in results	-	-
Expenses with geology and geophysics	1,474	1,168
Projects without economic viability (It includes dry wells and signature bonuses)	4,126	1,516
Other exploration expenses	111	118
Total expenses	5,711	2,802

Cash used in activities
Operating activities	1,717	1,323
Investment activities	9,944	6,856
Total cash used	11,661	8,179

15     Trade accounts payable

	Consolidated
	09.30.2012	12.31.2011

Current liabilities
Third parties
In Brazil	12,615	12,259
Abroad	12,760	9,159
Related parties	964	834
	26,339	22,252

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

16     Loans and Financing

	Consolidated
	Current liabilities		Non-current
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Abroad
Financial institutions	11,262	13,641	48,604	37,590
Bearer bonds - Notes, Global Notes and Bonds	1,497	803	56,641	39,441
Others	14	12	12	195
	12,773	14,456	105,257	77,226

In Brazil
Export Credit Notes	355	135	12,992	12,982
BNDES	1,316	1,719	43,569	37,385
Debentures	386	1,853	635	993
FINAME	66	79	684	731
Bank Credit Certificate	103	51	3,615	3,606
Others	299	591	4,277	3,482
	2,525	4,428	65,772	59,179
	15,298	18,884	171,029	136,405

Interest on debt	1,605	1,648
Current portion of the long-term debt (principal)	5,125	6,921
Current debt	8,568	10,315
	15,298	18,884

16.1     Maturities of the principal and interest of the debt in non-current liabilities

09.30.2012
Consolidated
2013	2,183
2014	9,276
2015	13,637
2016	27,924
2017	18,492
2018 and thereafter	99,517
Total	171,029

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

16.2     Interest rates for debt in non-current liabilities

	Consolidated
	09.30.2012	12.31.2011
Abroad
Up to 6% p.a.	84,431	59,202
From 6 to 8% p.a.	19,222	15,729
From 8 to 10% p.a.	1,604	2,211
More than 10% p.a.	-	84
	105,257	77,226

In Brazil
Up to 6% p.a.	7,988	5,383
From 6 to 8% p.a.	32,999	32,311
From 8 to 10% p.a.	23,454	3,621
More than 10% p.a.	1,331	17,864
	65,772	59,179
	171,029	136,405

16.3     Balances per currencies in non-current liabilities

	Consolidated
	09.30.2012	12.31.2011
U.S. dollar	95,699	68,012
Real indexed to U.S. dollar	27,949	25,942
Real	37,477	32,882
Euro	5,040	4,681
Japanese Yen	2,622	2,897
Pound Sterling	2,242	1,991
	171,029	136,405

The sensitivity analysis for financial instruments subject to the exchange variation and the fair value of the long-term loans are disclosed in Notes 31 and 32, respectively.

16.4          Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of assets under construction, was 4.4% p.a. in the nine-month period ended September 30, 2012  (4.6% p.a. in the nine-month period ended September 30, 2011).

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

16.5          Funding

The loans and the financing are mainly intended to the development of oil and gas production projects, the building of vessels and pipelines, and the expansion of industrial units.

The main long-term funding carried out in the nine-month period ended September 30, 2012 are presented as follows:

a)        Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	12,029	2015, 2017, 2021 and 2041	Global notes issued in the amounts of US$ 1,250 million, US$ 1,750 million, US$ 2,750 million and US$1,250 million with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.
PNBV	Apr/12 to Jun/12	3,612	2018, 2019 and 2023	Financing in the amount of US$1,879 million obtained from Morgan Stanley Bank , JP Morgan Chase, Citibank International PLC, and HSBC Bank PLC - Libor + market interest.
PNBV	Aug/12 to Sep/12	3,043	2019	Financing in the amount of US$1,500 million obtained from Export Development Canada and HSBC Holding PLC - Libor + market interest.
PGT BV	Sep/12	3,043	2017 and 2018	Financing in the amount of US$1,500 million obtained from Banco do Brasil S/A and Citibank N.A. - Libor + market interest.

		21,727

b) In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	409	2023,2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.
Fundo de Investimento Imobiliário FCM	May/12	514	2025 and 2032	Issuance of real state credit notes for the construction of the assets of Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.
Petrobras	Jul/12 and Sep/12	4,215	2015 and 2022

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities and other infrastructure projects, as well as research and development projects and modernization and expansion of the technology park.

		5,138

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

16.6          Funding – Remaining balance

 a)    Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827

b) In Brazil
Company	Agency	Contracted	Used	Balance
Transpetro (*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	10,103	1,107	8,996

Empresa de Logística de E&P	BNDES	1,109	285	824

Petrobras	Caixa Econômica Federal - CEF	300	-	300

Petrobras	BNDES	7,591	4,215	3,376

 (*) Purchase and sale agreements of 49 vessels and 20 convoys were signed with 6 Brazilian shipyards in the amount of R$ 11,225, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal - CEF

16.7          Guarantees

Petrobras is not required to provide guarantees to financial institutions. There are loans obtained from BNDES which are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

17     Leases

17.1     Minimum receipts/payments of finance leases

	09.30.2012
	Consolidated
	Minimum receipts	Minimum payments

2012	152	28
2013 - 2016	1,454	163
2017 and thereafter	4,509	342
Estimated receipts/payments of commitments	6,115	533

Less amount of annual interest	(2,840)	(303)

Present value of the minimum receipts/payments	3,275	230
Current	157	43
Non-current	3,118	187
At September 30, 2012	3,275	230

Current	225	82
Non-current	2,848	183
At December 31, 2011	3,073	265

17.2     Future minimum payments of operating leases

09.30.2012
Consolidated
2012	7,671
2013 - 2016	81,515
2017 and thereafter	57,513
At September 30, 2012	146,699

At December 31, 2011	104,132

In the nine-month period ended September 30, 2012, the Company paid an amount of R$13,607 related to operating leases.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

18     Related parties

18.1          Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At September 30, 2012 and December 31, 2011, losses were not expected on the realization of these accounts receivable.

18.1.1    By account

	Parent company
	Jan-Sep/2012	09.30.2012
		Assets			Liabilities
	Result	Current	Non-current	Total	Current	Non-current	Total
Result
Operating income, mainly from sales	93,849
Exchange and monetary variations, net	(1,824)
Financial income (expenses), net	(732)

Assets
Trade accounts receivable		7,534	7,131	14,665
Accounts receivable, mainly from sales		7,333	-	7,333
Dividends receivable		201	-	201
Intercompany operations		-	4,643	4,643
Advance for capital increase		-	1,008	1,008
Amounts related to construction of gas pipeline		-	761	761
Reimbursement receivable		-	286	286
Other operations		-	433	433

Liabilities
Finance leases					(1,744)	(6,680)	(8,424)
Financing on credit operations					(1,492)	(897)	(2,389)
Intercompany operations					-	(14,635)	(14,635)
Accounts payable to suppliers					(13,468)	-	(13,468)
Purchases of oil, oil products and other					(10,954)	-	(10,954)
Affreightment of platforms					(2,078)	-	(2,078)
Advance from clients					(423)	-	(423)
Others					(13)	-	(13)
Other operations					(139)	(242)	(381)

	91,293	7,534	7,131	14,665	(16,843)	(22,454)	(39,297)

Jan-Sep/2011	83,629
As of December 31, 2011		14,306	11,840	26,146	(12,389)	(9,837)	(22,226)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

18.1.2  By company

	Parent company
	Jan-Sep/2012	09.30.2012
		Assets			Liabilities
	Result	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	54,578	2,367	23	2,390	(238)	(17)	(255)
PIB-BV	16,951	1,255	4,387	5,642	(5,898)	(15,695)	(21,593)
Gaspetro	4,859	1,393	761	2,154	(1,632)	-	(1,632)
Empresa de Logistica de E&P	1,812	6	-	6	(793)	-	(793)
Transpetro	434	216	-	216	(624)	-	(624)
Refinaria Abreu e Lima	236	250	830	1,080	-	-	-
Thermoelectric power plants	116	173	261	434	(94)	(714)	(808)
Breitener Energética	84	-	44	44	-	-	-
PNBV	66	78	18	96	(2,418)	-	(2,418)
Brasoil	(272)	1	345	346	(10)	-	(10)
PIFCo	(246)	15	3	18	(2,924)	-	(2,924)
Other subsidiaries	469	609	340	949	(908)	(1,275)	(2,183)
	79,087	6,363	7,012	13,375	(15,539)	(17,701)	(33,240)

Specific purpose entities (SPE)
PDET Off Shore	(57)	-	62	62	(307)	(1,068)	(1,375)
CDMPI	(45)	-	-	-	(290)	(2,155)	(2,445)
Nova Transportadora do Nordeste - NTN	(10)	392	50	442	(295)	(747)	(1,042)
Nova Transportadora do Sudeste - NTS	(31)	364	3	367	(262)	(721)	(983)
	(143)	756	115	871	(1,154)	(4,691)	(5,845)

Associates	12,349	415	4	419	(150)	(62)	(212)

	91,293	7,534	7,131	14,665	(16,843)	(22,454)	(39,297)

(*)     It includes its subsidiaries and jointly controlled entities.

18.1.3  Rates of intercompany loans

	Parent company
	Assets		Liabilities
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Up to 7% p.a.	4,313	9,103	(14,635)	-
Fom 7% to 10% p.a.	47	-	-	-
From 10% to 13% p.a.	9	276	-	-
More than 13% p.a.	274	529	-	-
	4,643	9,908	(14,635)	-

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

18.2     Non standard credit rights investment fund (FIDC-NP)

The Parent Company has resources invested in the non standard credit right investment fund (FIDC-NP) which are mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System. The balances of the Parent Company's operations with the nonstandard credit right investment fund (FIDC-NP) are as follows:

	Parent Company
	09.30.2012	12.31.2011
Financial investments	570	2,474
Marketable securities	3,367	6,840
Financial charges to be allocated	96	153
Assignments of performed rights	(1,022)	(681)
Total classified in current assets	3,011	8,786

Assignments of non-performed rights	(9,143)	(9,639)
Total classified in current liabilities	(9,143)	(9,639)

	Jan-Sep/2012	Jan-Sep/2011
Financial income FIDC-NP	662	164
Financial expenses FIDC-NP	(1,003)	(964)
Financial income (expenses), net	(341)	(800)

18.3     Guarantees granted

The financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances pending settlement:

Maturity date of the loans	09.30.2012						12.31.2011
	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2012	3,181	3,046	-	-	-	6,227	8,003
2013	65	760	-	-	-	825	782
2014	453	1,172	-	-	-	1,625	1,612
2015	2,437	2,538	-	-	-	4,975	2,264
2016	3,612	8,419	-	-	-	12,031	11,213
2017	2,530	4,082	609	-	-	7,221	3,468
2018 and thereafter	22,324	40,784	3,554	10,580	11,958	89,200	67,025
	34,602	60,801	4,163	10,580	11,958	122,104	94,367

18.4     Investment fund of subsidiaries abroad

At September 30, 2012, a subsidiary of PIB-BV had amounts invested abroad in an investment fund that held, among others, debt securities of other consolidated companies of the Petrobras System related to the Company's projects, mainly the Gasene, Malhas, CLEP, and Marlim Leste (P-53) projects, equivalent to R$ 15,419 (R$ 14,527 at December 31, 2011, held by PifCo and Brasoil).

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

18.5     Transactions with jointly controlled entities, associates, government entities and pension funds

Significant transactions resulted in the following balances:

	Consolidated
	09.30.2012		12.31.2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	1,671	1,116	1,549	783
Gas distributors	999	476	876	355
Braskem and its subsidiaries	402	178	163	134
Other jointly controlled entities and associates	270	462	510	294

Government entities and pension funds	38,443	66,162	42,654	67,795
Government bonds	24,962	-	26,486	-
Banco do Brasil S.A. (BB)	2,040	9,215	2,937	11,822
Restricted deposits for legal proceedings and guarantees (CEF and BB)	3,393	-	3,175	-
Electricity sector (note 18.5.1)	4,458	-	3,672	-
Petroleum and alcohol account - Receivable from Federal government (note 18.5.2)	835	-	832	-
BNDES	7	44,615	7	40,891
Caixa Econômica Federal (CEF)	2,438	8,255	5,130	8,184
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	3,583	-	3,869
Federal government - Proposed dividends and interest on shareholders' equity	-	-	-	1,119
Petros (Pension fund)	-	144	-	353
Others	310	350	415	1,557
	-	-	-	-
	40,114	67,278	44,203	68,578
	-	-	-	-
Current	34,745	7,474	33,801	11,678
Non-current	5,369	59,804	10,402	56,900

18.5.1    Receivables from the electricity sector

As of September 30, 2012, the Company had a total amount of R$ 4,458 (R$ 3,672 at December 31, 2011) of receivables from the electricity sector.                                                                                         .

The Company supplies fuel to thermoelectric power plants, direct or indirect subsidiaries of Eletrobras, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras, and the payments for the fuel supplied depend directly on the forwarding of funds from AME to those Independent Power Producers.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

The balance of these receivables at September 30, 2012 was R$ 4,039 (R$ 3,217 at December 31, 2011), of which R$ 3,001 was overdue (R$ 2,655 at December 31, 2011).

The Company has been using all available resources in order to recover these receivables. The Company has also made a formal statement to Eletrobras, regarding the necessity of issuing warranties to its controlled entities in order to supply fuel from September 1, 2012 on.

As negotiations advanced, on October 1, 2012 the Company received R$1 billion from AME and granted an extension until October 31, 2012 for Eletrobras to present the requested guarantees.

Additionally, the Company has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, based on the conditions of the agreements, are considered a financial lease of the two thermoelectric power plants, as the contracts determine, among other conditions, the disposal of the power plants to AME at the end of the agreement period with no restitution (20-year term). The balance of theses receivables was R$419 (R$ 455 as of December, 31, 2011) and none of which were overdue.

18.5.2    Petroleum and alcohol accounts - STN

At September 30, 2012, the balance of the account amounted to R$ 835 (R$ 832 at December 31, 2011) and this balance can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts with the Federal Government, in pursuant to what is established in Provisional Measure 2,181, of August 24, 2001, or through offsetting against other amounts that Petrobras may owe the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

In order to conclude the settlement with the Federal Government, the Company has provided all the information required by the National Treasury Secretariat (STN) to mitigate divergences between the parties.

After exhausting negotiation process under the administrative level, the Company decided to judicially collect the aforementioned credit and, accordingly, filed a lawsuit in July 2011.

18.6       Remuneration of key employees and officers

Short-term benefits for the Company’s officers in the nine-month period ended September 30, 2012 were R$ 8.6 (R$ 6.4 in the nine-month period ended September 30, 2012, referring to seven officers and nine board members). At September 30, 2012 the Company had seven officers and ten board members.

In the nine-month period ended September 30, 2012, the remuneration of board members and officers for the consolidated Petrobras group amounted to R$ 38.7 (R$ 31.6 in the nine-month period ended September 30, 2011).

As established in Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of ten members, after ratification of the employees’ representative in the Annual General Meeting of March 19, 2012.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

19     Provisions for decommissioning costs (non-current)

	Consolidated
Non-current liabilities	09.30.2012	12.31.2011
Opening balance	8,839	6,505
Revision of provision	47	2,455
Use by payment	(342)	(488)
Accrual of interest	189	210
Others	26	157
Closing balance	8,759	8,839

20     Taxes

20.1     Recoverable taxes

Current assets	Consolidated
	09.30.2012	12.31.2011
Taxes in Brazil:
ICMS	3,371	3,186
PIS/COFINS	3,872	2,351
CIDE	46	144
Income tax	3,427	2,251
Social contribution	742	615
Other taxes	553	422

	12,011	8,969

Taxes abroad	604	1,082
	12,615	10,051

20.2     Taxes payable

	Consolidated
Current liabilities	09.30.2012	12.31.2011
ICMS	2,797	2,178
PIS/COFINS	677	579
CIDE	34	477
Special participation / Royalties	4,795	5,190
Withholding Income tax and social contribution	315	831
Current income tax and social contribution	766	494
Other taxes	1,137	1,220
	10,521	10,969

20.3     Deferred taxes and social contribution - non-current

	Consolidated
	09.30.2012	12.31.2011

Non-current assets
Deferred income tax and social contribution	6,647	8,042
Deferred ICMS	2,022	2,199
Deferred PIS and COFINS	8,520	9,338
Others	552	472
	17,741	20,051

Non-current liabilities
Deferred income tax and social contribution	36,306	33,230
Others	8	38
	36,314	33,268

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

20.4     Deferred income tax and social contribution

Income taxes in Brazil comprise income tax and the social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

The changes in the deferred income tax and social contribution are presented as follows:

	Consolidated
	Property, plant and equipment
	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable / payable, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders' equity	Other	Total
Balance at December 31, 2010	(17,482)	(1,897)	(1,852)	(1,123)	497	711	841	754	53	(19,498)
Recognized in the results for the year	(3,854)	(2,321)	815	(201)	150	(57)	349	133	(1,171)	(6,157)
Recognized in shareholders' equity	-	-	-	44	-	-	-	-	(50)	(6)
Cumulative translation adjustment	-	(100)	(6)	-	15	32	-	-	(76)	(135)
Others	-	186	246	(303)	(33)	(42)	-	-	554	608
Balance at December 31, 2011	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	(690)	(25,188)

Recognized in the results for the period	(3,247)	(1,547)	2,338	4	22	(7)	(243)	(887)	(13)	(3,580)
Recognized in shareholders' equity	-	-	-	-	-	-	-	-	(291)	(291)
Cumulative translation adjustment	-	(340)	(4)	-	11	(152)	-	-	(234)	(719)
Others	(27)	32	(142)	(69)	54	(54)	-	-	325	119
Balance at September 30, 2012	(24,610)	(5,987)	1,395	(1,648)	716	431	947	-	(903)	(29,659)
										0
										0
								Deferred tax assets		8,042
								Deferred tax liabilities		(33,230)
								Balance at December 31, 2011		(25,188)

								Deferred tax assets		6,647
								Deferred tax liabilities		(36,306)
								Balance at September 30, 2012		(29,659)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on projections that have been made.

20.5     Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of taxes recorded are presented as follows:

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011
Income before income taxes	19,044	36,366

Income tax and social contribution at statutory rates (34%)	(6,475)	(12,364)

Adjustments for calculation of the effective rate:
· Tax benefit from inclusion of interest on shareholders' equity as operating expenses	887	2,661

· Results of companies abroad subject to different tax rates	494	1,389

· Tax incentives	210	93

· Tax losses	(501)	(345)

· Permanent exclusions/(additions), net*	(745)	(166)

· Others	278	248
Income tax and social contribution expense	(5,852)	(8,484)

Deferred income tax and social contribution	(3,580)	(3,209)
Current income tax and social contribution	(2,272)	(5,275)

	(5,852)	(8,484)

Effective rate for income tax and social contribution	30.7%	23.3%

(*)     It includes equity accounting.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

21     Employee benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Consolidated
	Pension Plan	Health Care Plan	Total
Balance at December 31, 2010	4,795	11,786	16,581
Costs incurred in the year	1,047	1,846	2,893
Payment of contributions	(514)	(611)	(1,125)
Payment of the financial commitment agreement	(290)	-	(290)
Others	21	-	21
Balance at December 31, 2011	5,059	13,021	18,080

Current	776	651	1,427
Non-current	4,283	12,370	16,653
	5,059	13,021	18,080
	0	0	0

Costs incurred in the period	1,443	1,576	3,019
Payment of contributions	(409)	(525)	(934)
Payment of the financial commitment agreement	(150)	-	(150)
Others	24	4	28
Balance at September 30, 2012	5,967	14,076	20,043

Current	846	651	1,497
Non-current	5,121	13,425	18,546
	5,967	14,076	20,043

The net expenditure with the pension and health care plans includes the following components:

	Consolidated
	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total

Current service cost	310	366	215	891
Cost of interest:	-	-	-	-
· With financial commitment agreement	417	-	-	417
· Actuarial	4,787	125	1,306	6,218
Estimated income from the plan's assets	(4,483)	(39)	-	(4,522)
Amortization of unrecognized actuarial losses	309	13	52	374
Contributions by participants	(315)	(79)	-	(394)
Unrecognized past service cost	18	5	3	26
Others	8	1	-	9
Net costs for the period Jan-Sep/2012	1,051	392	1,576	3,019

Related to:
Active employees	517	384	597	1,498
Retired employess	534	8	979	1,521
Net costs for the period Jan-Sep/2012	1,051	392	1,576	3,019

Net costs for the period Jan-Sep/2011	510	272	1,385	2,167

At September 30, 2012, the balances of the Terms of Financial Commitment (TFC), signed by the Company and Petros in 2008, totaled R$ 5,341, of which R$ 128 in interest falls due in 2012. On the same date, the Company held crude oil and oil products from its inventory pledged as security for the TFC in the amount of R$5.882, replacing the long-term National Treasury Notes that previously guaranteed the commitment, in July 2012.

In the nine-month period ended September 30, 2012, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 372.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

22     Shareholders’ Equity

22.1     Paid-in capital

At September 30, 2012, subscribed and fully paid-in capital in the amount of R$ 205,392 is represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

22.2     Dividends

Interest on shareholders' equity - fiscal year 2012

The Company’s Board of Directors approved on April 27, 2012, the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00, in the amount of R$ 2,609, corresponding to a gross value of R$ 0.20 per common and preferred shares, which payment occurred on May 31, 2012, based on the shareholding position of May 11, 2012.

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed at the closing of fiscal year 2012. The amount is monetarily restated in accordance with the variation of the SELIC rate since the date of effective payment until the end of the aforementioned year. At September 30, 2012 the restated amount of interest on shareholders’ equity is R$ 2.676.

The interest on shareholders’ equity is subject to 15% of withholding income tax, except for shareholders that are declared immune or exempt.

22.3     Earnings per share

	Consolidated		Parent company
	Jan-Sep/2012	Jan-Sep/2011	Jan-Sep/2012	Jan-Sep/2011
Net income attributable to Petrobras' shareholders	13,435	28,264	13,176	28,071
Weighted average of the number of common and preferred shares outstanding (No. of Shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share ( R$ per share)	1.03	2.17	1.01	2.15

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

23     Sales revenue

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011

Gross sales revenue	255,054	224,876
Sales charges	(47,080)	(45,957)
Sales revenues	207,974	178,919

24     Other operating expenses, net

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011
Pension and health care plans	(1,521)	(1,169)
Unscheduled stoppages and pre-operating expenses	(1,178)	(970)
Allowance for marking inventories to market value	(1,081)	(644)
Institutional relations and cultural projects	(1,012)	(933)
Losses and contingencies with judicial proceedings	(985)	(392)
Expenses related to collective bargaining agreement	(875)	(596)
Expenditures on health, safety and environment	(417)	(453)
Operating expenses with thermoelectric power stations	(158)	(183)
Gains on disposal of non-current assets	(13)	(262)
Impairment	(1)	(5)
Government grants	704	386
Expenditures/reimbursements from operations in E&P partnerships	163	(128)
Gains from legal and arbitration proceedings	-	683
Others	(104)	(987)
	(6,478)	(5,653)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

25     Expenses by nature

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011

Raw material / products purchased	(88,236)	(73,841)
Production taxes	(23,227)	(19,436)
Personnel expenses	(17,331)	(14,732)
Depreciation, depletion and amortization	(15,841)	(11,836)
Finished goods and work in progress inventories variation	1,915	7,505
Contracted services, freights, rents and general charges	(30,312)	(25,479)
Projects without economic viability (It includes dry wells and signature bonuses)	(4,126)	(1,516)
Taxes expenses	(489)	(518)
Losses with judicial and administrative procedures	(985)	(392)
Gains from legal and arbitration proceedings	-	683
Institutional relations and cultural projects	(1,012)	(933)
Unscheduled stoppages and pre-operating expenses	(1,178)	(970)
Expenditures on health, safety and environment	(417)	(453)
Allowance for marking inventories to market value	(1,081)	(644)
Impairment	(1)	(4)
	(182,321)	(142,566)

Cost of sales	(153,629)	(118,988)
Selling expenses	(7,234)	(6,551)
Administrative and general expenses	(7,237)	(6,240)
Exploration costs	(5,719)	(2,926)
Research and development expenses	(1,535)	(1,690)
Other taxes	(489)	(518)
Other operating income and expenses, net	(6,478)	(5,653)
	(182,321)	(142,566)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

26     Financial income (expenses), net

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011

Exchange and monetary variation on net debt (*)	(3,740)	(4,416)
Expenses on debt	(7,407)	(5,970)
Income from investments and marketable securities	2,643	3,912
Financial result on net debt	(8,504)	(6,474)

Capitalized financial charges	5,472	5,513
Gains (losses) on derivatives	(78)	(66)
Income from marketable securities	320	351
Other financial expenses and income, net	33	187
Other exchange and monetary variations, net	(3,754)	211
Financial income (expenses), net	(6,511)	(278)

Financial income (expenses), net (**)
Income	3,815	5,396
Expenses	(2,832)	(1,469)
Exchange and monetary variations, net	(7,494)	(4,205)
	(6,511)	(278)

(*)        Includes monetary variation on debt in local currency indexed to the variation of the US dollar.

(**)      Pursuant to item 3.06 of the income statement.

27     Supplementary information on the statement of cash flows

	Consolidated
	Jan-Sep/2012	Jan-Sep/2011
Amounts paid and received during the period
Income tax and social contribution	1,400	2,483
Third party withholding income tax	2,960	3,067

Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	282	10
Formation of provision for decommissioning costs	-	5

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

28     Segment information

	Exploration	Refining,	Gas
Consolidated assets by Business Area - 2012	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	12,413	40,949	6,035	240	8,349	8,176	62,375	(12,730)	125,807
Non-current assets	278,075	135,787	49,166	2,093	7,507	30,610	18,411	(773)	520,876
Long-term receivables	9,495	8,650	3,278	33	1,384	4,455	11,242	(773)	37,764
Investments	138	5,823	2,299	1,542	33	2,011	305	-	12,151
Property, plant and equipment, net	192,086	121,006	42,829	518	5,280	21,019	5,909	-	388,647
Intangible assets	76,356	308	760	-	810	3,125	955	-	82,314

As of September 30, 2012	290,488	176,736	55,201	2,333	15,856	38,786	80,786	(13,503)	646,683

Consolidated assets by Business Area - 12.31.2011

Current assets	10,537	41,203	4,707	239	7,956	8,272	59,091	(13,636)	118,369
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	25,933	(630)	480,781
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	19,146	(630)	43,982
Investments	23	6,306	2,160	1,612	84	1,873	190	-	12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666	-	342,267
Intangible assets	76,542	293	732	-	799	2,987	931	-	82,284

As of December 31, 2011	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

Consolidated Statement of Income per Business Area – 2012

	Jan-Sep/2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	107,628	170,015	16,022	632	57,182	26,147	-	(169,652)	207,974
Intersegments	106,407	53,886	2,333	469	1,084	5,473	-	(169,652)	-
Third parties	1,221	116,129	13,689	163	56,098	20,674	-	-	207,974
Cost of sales	(47,980)	(189,125)	(12,932)	(668)	(52,114)	(20,413)	-	169,603	(153,629)
Gross profit	59,648	(19,110)	3,090	(36)	5,068	5,734	-	(49)	54,345
Income (expenses)	(8,250)	(6,610)	(1,616)	(167)	(3,178)	(2,019)	(7,115)	263	(28,692)
Selling, administrative and general expenses	(742)	(4,643)	(1,363)	(94)	(3,125)	(1,293)	(3,474)	263	(14,471)
Exploration costs	(5,320)	-	-	-	-	(399)	-	-	(5,719)
Research and development expenses	(720)	(300)	(38)	(53)	(3)	(1)	(420)	-	(1,535)
Other taxes	(79)	(94)	(61)	(2)	(20)	(130)	(103)	-	(489)
Other operating expenses, net	(1,389)	(1,573)	(154)	(18)	(30)	(196)	(3,118)	-	(6,478)
Income before financial results, profit sharing and income taxes	51,398	(25,720)	1,474	(203)	1,890	3,715	(7,115)	214	25,653
Financial income (expenses), net	-	-	-	-	-	-	(6,511)	-	(6,511)
Equity in results of non-consolidated companies	(4)	(306)	226	(67)	2	49	2	-	(98)
Income before income taxes	51,394	(26,026)	1,700	(270)	1,892	3,764	(13,624)	214	19,044
Income tax and social contribution	(17,475)	8,745	(501)	69	(643)	(1,701)	5,727	(73)	(5,852)
Net income	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192
Net income attributable to:
Shareholders of Petrobras	33,925	(17,281)	1,138	(201)	1,249	1,934	(7,470)	141	13,435
Non-controlling interests	(6)	-	61	-	-	129	(427)	-	(243)
	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

Consolidated Statement of Income per Business Area - 2011

	Jan-Sep/2011
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	89,919	146,413	11,965	370	54,210	20,383	-	(144,341)	178,919
Intersegments	89,287	47,585	1,606	323	929	4,611	-	(144,341)	-
Third parties	632	98,828	10,359	47	53,281	15,772	-	-	178,919
Cost of sales	(39,022)	(149,694)	(6,557)	(423)	(49,800)	(15,963)	-	142,471	(118,988)
Gross profit	50,897	(3,281)	5,408	(53)	4,410	4,420	-	(1,870)	59,931
Income (expenses)	(5,058)	(5,018)	(1,895)	(135)	(3,047)	(2,555)	(6,090)	220	(23,578)
Selling, administrative and general expenses	(588)	(3,903)	(1,316)	(79)	(2,939)	(1,136)	(2,979)	149	(12,791)
Exploration costs	(2,524)	-	-	-	-	(402)	-	-	(2,926)
Research and development expenses	(932)	(277)	(95)	(15)	(7)	-	(364)	-	(1,690)
Other taxes	(54)	(58)	(89)	(1)	(34)	(117)	(165)	-	(518)
Other operating expenses, net	(960)	(780)	(395)	(40)	(67)	(900)	(2,582)	71	(5,653)
Income before financial results, profit sharing and income taxes	45,839	(8,299)	3,513	(188)	1,363	1,865	(6,090)	(1,650)	36,353
Financial income (expenses), net	-	-	-	-	-	-	(278)	-	(278)
Equity in results of non-consolidated companies	-	(79)	317	7	6	37	3	-	291
Income before income taxes	45,839	(8,378)	3,830	(181)	1,369	1,902	(6,365)	(1,650)	36,366
Income tax and social contribution	(15,586)	2,821	(1,194)	64	(464)	(216)	5,529	562	(8,484)
Net income	30,253	(5,557)	2,636	(117)	905	1,686	(836)	(1,088)	27,882
Net income attributable to:
Shareholders of Petrobras	30,269	(5,543)	2,623	(117)	905	1,658	(443)	(1,088)	28,264
Non-controlling interests	(16)	(14)	13	-	-	28	(393)	-	(382)
	30,253	(5,557)	2,636	(117)	905	1,686	(836)	(1,088)	27,882

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

Consolidated Statement per International Business Area

Consolidated Statement per International Business Area	Jan-Sep/2012
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	7,691	13,392	877	7,388	-	(3,201)	26,147
Intersegments	5,437	3,173	53	11	-	(3,201)	5,473
Third parties	2,254	10,219	824	7,377	-	-	20,674

Income before financial results, profit sharing and income taxes	4,059	(244)	203	103	(432)	26	3,715

Net income attributable to shareholders of Petrobras	2,461	(234)	214	102	(635)	26	1,934

	Jan-Sep/2011
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,761	10,602	642	6,078	-	(2,700)	20,383
Intersegments	4,542	2,709	33	40	-	(2,713)	4,611
Third parties	1,219	7,893	609	6,038	-	13	15,772

Income before financial results, profit sharing and income taxes	2,253	(92)	137	83	(523)	7	1,865

Net income attributable to shareholders of Petrobras	2,004	(88)	140	81	(486)	7	1,658

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Total assets

As of 09.30.2012	29,727	6,472	1,594	2,224	3,154	(4,385)	38,786

As of 12.31.2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

29     Legal proceedings and contingencies

The Company is defendant in numerous legal proceedings of a tax, civil, labor and environmental nature, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best estimates.

29.1       Provisions for legal proceedings

The Company recognizes in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. The main proceedings are related to withholding income taxes on securities issued abroad, losses and damages from the cancellation of an assignment of VAT (IPI) credits to a third party; as well as compensation for fishermen affected by the oil spill ocurred in Rio de Janeiro in January 2000.

The Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras with respect to compensation for pain and suffering, financial damages and environmental recovery due to oil spillages: (i) at Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, provided for  in 2011 which updated amount as of September 30, 2012 is R$ 70; and (ii) in the Araucária – Paranaguá polyduct (OLAPA), at the headwaters of Rio do Meio (the Meio river), in the town of Morretes – state of Paraná, on February 16, 2001, which resulted in a reconciliation agreement signed on April 26, 2012, provided for in March, 2012 of R$ 106,  R$ 94 of which were paid in May 2012, and R$ 12 are provisioned in order to support expenses to recover the area.

The amounts recorded as provisions, net of restricted deposits for legal proceedings, are as follows:

	Consolidated		Parent company
Non-current liabilities	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Labor claims	356	290	248	202
Tax claims	758	661	99	12
Civil claims (*)	297	298	174	161
Other claims	159	112	83	62
	1,570	1,361	604	437

(*) Net of restricted deposits for legal proceedings and guarantees, when applicable.

	Consolidated		Parent company
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Opening balance	1,361	1,265	437	425
Addition of provision	929	534	626	335
Use by payments	(720)	(183)	(475)	(118)
Transfers per deposits in court	(70)	(266)	(75)	(237)
Accrual of interest	91	72	91	86
Others	(21)	(61)	-	(54)
Closing balance	1,570	1,361	604	437

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

29.2     Legal proceedings classified as possible losses (not provisioned for)

Consolidated
Nature	Estimate

Tax	39,755
Civil - General	3,335
Labor	2,652
Civil - Environmental	1,096
Others	7
46,845

The following tables present in detail the main lawsuits of a tax and civil nature, whose expectations of loss are classified as possible:

a)        Proceedings of a tax nature

Description of proceedings of a tax nature	Estimate

Plaintiff: Federal Revenue Department of Brazil
1) Deduction from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and a fine on the renegotiation of the Petros Plan.
Current situation: Awaiting a hearing of a voluntary appeal at the Administrative Board of Tax Appeals.	3,994
2) Profit of subsidiaries and associates domiciled abroad in 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	3,213
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to benefits to the employees and Petros.
Current situation The question is being argued in the ambit of two processes at the administrative level.	1,556
4) Withheld income tax (IRRF) on remittances for payment of affreightment of vessels in the period from 1999 to 2002.
Current situation: The Company is discussing the issue in the judicial sphere and has a preliminary decision that ensures the suspension of the tax liability.	4,783
5) Non payment of CIDE on imports of naphtha sold to Braskem.
Current situation: The issue is being discussed at the administrative level.	3,136

6) Non-payment of CIDE in the period from March 2002 till October 2003 in transactions with distributors and petrol stations that were holders of judicial injunctions that determined the sale without transfer of that tribute.

Current situation: Awaiting a hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	1,265
7) Non-payment of tax on financial operations (IOF) on intercompany loans.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,217
8) Withheld income tax (IRRF) on remittances abroad for payment of petroleum imports.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,464

Plaintiff: State Finance Department of Rio de Janeiro
9) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment.
Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	2,820
10) Difference in ICMS rate in operations of sale of aviation jet fuel, due to the declaration of unconstitutionality of Decree 36,454/2004.
Current situation The question involves processes which are in progress at the administrative level, where the Company has presented its defense.	1,600

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

Description of proceedings of a tax nature	Estimate

Plaintiff: State Finance Department of São Paulo
11) Withdrawal of collection of ICMS on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current situation: One of the processes is in the administrative stage and another was submitted to judicial proceedings, obtaining a decision favorable to the Company.	4,201

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	1,875

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	912
14) Other processes of a tax nature	7,719

Total for proceedings of a tax nature	39,755

b) Proceedings of a civil nature - General

Description of proceedings for a civil nature	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Differences in the payment of special participation charge in fields of the Campos Basin: Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs.

Current stage: With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently before the first instance, in the production of evidence phase.	1,168
2) Other proceedings of a civil nature	2,167

Total for proceedings of a civil nature	3,335

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

c)     Other Information

Plaintiff: Porto Seguro Imóveis Ltda.

On August 28, 2012, the Superior Court (STJ), unanimously upheld the special appeal filed by Petrobras, dismissing the plaintiff's claims. Porto Seguro Imóveis Ltda., a former minority shareholder of Petroquisa, filed a lawsuit related to alleged losses suffered as a result of the disposal of Petroquisa's interest in various petrochemical companies included in the National Privatization Program. Based on the aforementioned decision, the possibility of an outflow of resources related to this contingent liability which amounted to        R$ 7,791 was considered remote.

29.3     Contingencies from operating partnerships - Frade field

In November 2011, there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming R$ 20 billion in damages against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., where the latter was operator of the platform at the time of the spillage.

In April 2012, a new public civil suit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to droplets of oil identified in underwater images within the Frade field. In this suit the Federal Public Attorney’s Office intends to condemn the defendants to a further R$ 20 billion as compensation for damages to the community.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second suit, as the oil was not identified on the surface, it is not even possible to conceive of the existence of any actual damage to the community.

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the legal suits, because of its equity interest, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs referring to the compensations.

29.4     Contingent

29.4.1  Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representantive of Barracuda & Caratinga Leasing Company B.V. (BCLC), filed to an arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify R$ 339, pleaded in the arbitration, plus Petrobras’ internal costs in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the decision, the Company recognized in 2011 the amount of R$ 339 in non-current assets.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

30     Guarantees for concession agreements for oil exploration

Petrobras gave guarantees to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in the total amount of R$ 6,424 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 5,644 remaining in force, net of commitments that have been undertaken. Of this amount, R$ 3,192 corresponds to crude oil from previously identified producing fields pledged as security and R$ 2,452 refers to bank guarantees.

31     Risk management and derivative financial instruments

Petrobras is exposed to a series of risks arising from its operations: market risk related to the price of oil and oil products, foreign exchange and interest rates risk, credit risk and liquidity risk.

31.1     Risk management

The Petrobras’ risk management policy aims at contributing towards an appropriate equilibrium between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may achieve its strategic goals.

The Executive Board, responsible for the management of the Company's risks, set up the Financial Integration Committee to periodically assess and establish guidelines for measuring, monitoring, and managing the risks, and to support its decisions. This Committee is permanently composed of all the executive managers of the financial department, and the executive managers of the business departments are convened for discussions of specific themes.

31.2     Market risk

31.2.1 Risk management of prices of oil and oil products

Petrobras preferably maintains exposure to the prices cycle, not using derivatives for hedging the purchases and sales that aim to attend the Company’s operational requirements.

Operations with derivatives are limited to hedging the expected results from transactions carried out abroad, which are usually short-term, accompanying the terms of commercial operations.

The main parameters used in risk management, for changes in the Company's prices of crude oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

a) Notional amount, fair value and guarantees of derivative instruments of crude oil and oil products

	Consolidated
	Notional value (in thousands of bbl)*
			Fair value **
Statement of Financial Position	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Futures contracts	(3,311)	(6,217)	(29)	34
Purchase commitments	33,735	30,193
Sale commitments	(37,046)	(36,410)

Options contracts	(1,429)	(2,130)	(0.7)	(4)
Call	286	(730)	(0.8)	(3)
Long position	6,280	6,728
Short position	(5,994)	(7,458)

Put	(1,715)	(1,400)	0.1	(1)
Long position	6,145	3,990
Short position	(7,860)	(5,390)

Forward contracts	50	275	(0.4)	(0.1)
Long position	50	275

Total recognized in other current assets and liabilities			(30.1)	30

       (*) A negative notional amount (in bbl) represents a short position
 (**) Negative fair values were recorded in liabilities and positive fair values in assets.

Financial income	Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period	(202)	(76)

	Consolidated
Garantees given as collateral	09.30.2012	12.31.2011
Generally consist of deposits	117	168

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

b)  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at September 30, 2012. The stressed scenarios consider price changes on the risk variable of 25% and 50%, respectively, comparatively to September 30, 2012.

		Consolidated
		Probable at	Possible	Remote
Oil and Oil Products	Risk	09.30.2012	(Δ of 25%)	(Δ of 50%)
Brent	Derivative (Brent prices increase)	11	(405)	(820)
	Inventories (Brent prices decrease)	(2)	416	834
		9	11	14

Diesel	Derivative (Diesel prices increase)	2	(70)	(141)
	Inventories (Diesel prices decrease)	(11)	61	133
		(9)	(9)	(8)

Freight	Derivative (Freight costs decrease)	(1)	(1)	(1)
	Inventories (Freight costs increase)	1	1	2
		-	-	1

Gasoline	Derivative (Gasoline prices increase)	(11)	(57)	(103)
	Inventories (Gasoline prices decrease)	35	87	138
		24	30	35

LLS	Derivative (LLS prices decrease)	5	(12)	(29)
	Inventories (LLS prices increase)	(4)	13	30
		1	1	1

Naphtha	Derivative (Naphtha prices decrease)	2	(6)	(14)
	Inventories (Naphtha prices increase)	(2)	6	14
		-	-	-

Fuel Oil	Derivative (Fuel Oil prices increase)	(2)	(135)	(268)
	Inventories (Fuel Oil prices decrease)	7	141	276
		5	6	8

Propane	Derivative (Propane prices increase)	(1)	(29)	(57)
	Inventories (Propane prices decrease)	1	29	57
		-	-	-

WTI	Derivative (WTI prices decrease)	(34)	(180)	(332)
	Inventories (WTI prices increase)	58	193	329
		24	13	(3)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

c)             Embedded derivatives - Sale of ethanol

The Company entered into a sales agreement of ethanol based on a price formula set in the time of signing the contract. The selling price of each ethanol cargo is based on the prices of two distinct references: ethanol and of naphtha.

Considering that naphtha market prices does not have a strict relationship with the cost or market value of ethanol, the portion referring to the derivative instrument was separated from the main agreement and recognized at fair value (level 3), and classified as financial income. The Company determined the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

		Fair value		Sensitivity analysis at 06.30.2012
	Notional value (in					Possible	Remote
Forward contracts	thousand of m3)	09.30.2012	12.31.2011	Risk	Probable (*)	(Δ of 25%)	(Δ of 50%)
Long position (Maturity in 2015)	663	54	49	Fall in Naphtha vs. Ethanol spread	(6)	(71)	(142)

(*) The probable scenario was obtained from the difference between future ethanol and naphtha contracts maturing on December 31, 2012.

Financial income	Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period	1	(10)

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market prices for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

31.2.2    Foreign Exchange risk management

Foreign exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate that reference asset and liabilities positions.

Regarding foreign exchange risk management, Petrobras seeks to identify and handle them in an integrated manner, through the recognition or creation of “natural hedges”, benefiting from the correlation between its income and expenses. In the short term, for the foreign exchange variation inherent to the contracts with the costs and receipts in different currencies, this natural hedge is carried out through allocating cash and cash equivalents between the real and the US dollar or another currency.

The risk management is done for the net exposure. Periodical analyses of the foreign exchange risk are prepared, assisting the decisions of the executive Board.  The foreign exchange risk management strategy may involve the use of derivative instruments to minimize the foreign exchange exposure of certain obligations of the Company.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

        a)    Main transactions and future commitments hedged by foreign currency derivative operations

        Swap Contracts

        Yen vs. Dollar

The Company entered into a risk management hedge operation denominated cross currency swap, aimed at fixing the amounts in U.S. dollar of bonds issued in yens. The Company does not intend to settle these contracts before the end of the term. Hedge accounting has been adopted for this relationship between the derivative and the loan, qualified as cash flow hedge.

Changes in fair value, to the extent the hedge is effective, tested quarterly, are recognized in accumulated other comprehensive income until the results of the hedged item is realized.

b) Notional value, fair value and guarantees

	Consolidated
	Notional value (in millions)		Fair value

Statement of Financial Position	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Cross Currency Swap (Maturity in 2016)			253	243
Asset position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	979	926
Liability position (US$) - 5.69% p.a.	USD 298	USD 298	(726)	(683)

Swap (Maturity in 2012)			-	32
Asset position - US$		USD 127	-	241
Liability position - R$ CDI		BRL 199	-	(209)

Sale of forward dollar	USD3,562	USD 87	10	(3)

Total recorded in other current assets and liabilities			263	272

Financial result and shareholders' equity	Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period	124	20
Gain (loss) recognized in shareholders' equity	13	(9)

The existing foreign-currency derivative operations do not require guarantee margin deposit.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

c) Sensitivity analysis of financial instruments subject to foreign exchange variation

The Company has assets and liabilities subject to foreign exchange variations, which main exposure is the Real relative to the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries outside of Brazil are not included below, when transacted in currency equivalent to their respective functional currencies, which translation gains or losses are recorded in cumulative translation adjustments in the Shareholders’ equity and transferred to profit or loss when realized.

The probable scenario based on external data, as well as the stressed scenarios (25% and 50% of foreign exchange variation) are, as follows:

			Consolidated
	Exposure at		Scenarios:
Financial Instruments	30.09.2012	Risk	Probable 09.30.2012	Possible (Δ of 25%)	Remote (Δ of 50%)

Financial Instruments (Assets)	9,153	Dollar	(138)	2,288	4,576
Financial Instruments (Liabilities)	(89,608)		1,350	(22,402)	(44,804)
Forward Derivative (Short Position)	(7,232)		27	(463)	(926)
	(87,687)		1,239	(20,577)	(41,154)

Financial Instruments (Assets)	0.2		-	-	-
Financial Instruments (Liabilities)	(2,668)	Yen	1	(667)	(1,334)
Cross-currency Swap	912		(13)	196	326
	(1,755.8)		(12)	(471)	(1,008)

Financial Instruments (Assets)	1,110	Euro	(14)	278	555
Financial Instruments (Liabilities)	(5,466)		68	(1,367)	(2,733)
	(4,356)		54	(1,089)	(2,178)

Financial Instruments (Assets)	286	Pound	(5)	72	143
Financial Instruments (Liabilities)	(2,466)		41	(616)	(1,233)
	(2,180)		36	(544)	(1,090)

Financial Instruments (Assets)	871	Peso	(41)	218	436
Financial Instruments (Liabilities)	(2,490)		118	(623)	(1,245)
	(1,619)		77	(405)	(809)
	(97,597.8)		1,394	(23,086)	(46,239)

 * The probable scenario was calculated considering the following risks for December, 31, 2012: Real x Dollar – 1.51% depreciation of the Dollar relative to the Real / Dollar x Yen – 0.05% depreciation of the Yen / Dollar x Euro: 1.24% depreciation of the Euro / Dollar x Pound Sterling: 1.65% depreciation of the Pound Sterling / Dollar x Peso: 4.97% depreciation of the Peso. The data were obtained from Focus report and Bloomberg.

Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the impact of possible exchange variations does not jeopardize the liquidity of the Company in the short term, as most of its debt mature in the long term.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

31.2.3    Interest rate risk management

Regarding interest rate risk, the Company is mainly subject to the changes in the LIBOR rate for its funding in foreign currency and for the changes in the Brazilian long-term interest rate (TJLP) for its funding in Reais. An increase in the rates negatively impacts the Company's financial expenses and financial position.

Petrobras considers that the exposure to interest rate changes will not have a material impact, and so, preferably does not use derivative financial instruments to manage this type of risk; except for specific situations faced by some companies of the Petrobras group.

a) Main transactions and future commitments hedged by derivative operations

Swap contracts

Floating interest rate (Libor USD) vs. Fixed rate (USD)

The Company entered into an operation denominated interest rate swap, in order to exchange a floating interest rate to a fixed rate aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before its maturity term and, therefore, adopted hedge accounting for the relationship between the funding and the derivative.

Other positions held are shown in the table below:

b) Notional value, fair value, guarantees and sensitivity analysis of the interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value

Statement of Financial Position	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Swaps (maturity in 2020)
Short position	USD 460	USD 478	(84)	(67)
			£ 0	£ 0
Swaps (maturity in 2015)			(2.8)	(3)
Long position – Euribor	EUR 16	EUR 20	0.2	1
Short position – 4.19% Fixed rate	EUR 16	EUR 20	(3)	(4)
			-	-
Total recognized in other assets and liabilities			(86.8)	(70)

Financial result and shareholders' equity			Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period			(1)	-
Gain (loss) recogonized in shareholders' equity			(17)	(59)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

		Consolidated
		Scenarios:
			Possible	Remote
Interest rate derivatives	Risk	Probable (*)	(Δ of 25%)	(Δ of 50%)
Hedge (Derivative - Swap)	Libor decrease	(18)	(9)	18
Debt	Libor increase	18	9	(18)
Net efect		-	-	-

Hedge (Derivative - Swap)	Euribor decrease	0.2	-	0.1
Debt	Euribor increase	(0.2)	-	(0.1)
Net efect		-	-	-

* The probable scenario was obtained based on LIBOR futures.

The existing interest rate derivative operations do not require a guarantee margin deposit.

31.3     Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis process and efficient credit granting and management processes.

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients on the Brazilian market and foreign markets.

Credit granted to financial institutions is distributed among the major international banks rated by the international risk classifiers as Investment Grade and the most important Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative transactions outstanding.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

31.4     Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The policy on liquidity risk management adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding capacity of the domestic market and developing a strong presence in the international capital market by broadening the investor’s base in fixed income.

Petrobras finances the working capital through the centralization of the group's cash and assuming short-term debt that is usually related to the flow of trade, as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt as bonds issued in the international market, credit bureaus, financing and pre payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

The principal and interest from debts by maturity:

Maturity	Consolidated
2012	11,596
2013	16,419
2014	18,575
2015	24,214
2016	36,830
2017	25,442
2018 and thereafter	134,169
At September 30, 2012	267,245
At December 31, 2011	229,381

31.5 Financial investments (operations with derivatives)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at September 30, 2012 are as follows:

Contract	Quantity	Notional value	Fair value*	Maturity

Future Interbank Deposit	(85,225)	(7,619)	(6)	2012 to 2014
Long position	60,026	5,647	(1)
Short position	(145,251)	(13,266)	(5)
Future dollar	2,311	235	-	2012
Long position	2,311	235	-

(*)    The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

32     Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

At September 30, 2012, the estimated fair value for the Company’s long term debt was R$ 181,406 and calculated at prevailing market rates, considering natures, terms and risks similar to the recorded contracts, and it may be compared with the carrying value of R$ 171,029.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is presented as follows:

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded

Assets
Marketable securities	23,012	-	-	23,012
Commodity derivatives	-	-	54	54
Foreign currency derivatives	10	253	-	263
Balance at September 30, 2012	23,022	253	54	23,329
Balance at December 31, 2011	22,362	243	49	22,654

Liabilities
Commodity derivatives	(30.1)	-	-	(30.1)
Derivatives (Financial investments)	(6.0)	-	-	(6.0)
Interest derivatives	(86.8)	-	-	(86.8)
Balance at September 30, 2012	(122.9)	-	-	(122.9)
Balance at December 31, 2011	(106.3)	(3)	-	(109.3)

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

33       Subsequent events

Funding

a)        Global Notes Issue

On October 01, 2012 Petrobras Global Finance B.V. (PGF), a wholly-owned subsidiary of Petrobras, issued 6.5-year and 11-year Global Notes denominated in Euros (€) and 17-year Global Notes denominated in Pounds Sterling (£) in the following terms:

Currency	Volume	Maturity	Coupon*
Euro	€ 1,300	Apr/2019	3.25% p.a.
Euro	€ 700	Oct/2023	4.25% p.a.
Pound Sterling	£ 450	Oct/2029	5.375% p.a.
* With annual payments, starting in 2013.

Global Notes are unsubordinated and unsecured obligations from PGF B.V. fully and unconditionally guaranteed by Petrobras.

b)       Financing Contract

On October 12, 2012, Petrobras signed a financing agreement for up to U.S. $ 1 billion with Japan Bank for International Cooperation (JBIC). JBIC will be responsible for the loan of up to U.S.$ 600 million of the total and to provide partial guarantees for the remaining portion of U.S.$ 400 million, which will be provided by The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU). The funds will be used for energy efficiency projects to reduce greenhouse gases.

34

ITR - Quarterly Information - 09/30/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information
(Consolidated and Parent Company)
(In millions of reais, except when stated otherwise)

34 34   Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2011 and the interim statements as of September 30, 2012

Number of explanatory notes
Annual for 2011	Quarterly information for 3T-2012	Names of explanatory notes
1	1	The Company and its operations
2	2	Basis of preparation
3	3	Consolidation basis
4	4	Summary of significant accounting policies
5	5	Cash and cash equivalents
6	6	Marketable securities
7	7	Accounts receivable
8	8	Inventories
9	9	Restricted deposits for legal proceedings and guarantees
10	10	Acquisitions and disposal of assets and interests
11	11	Investments
12	12	Property, plant and equipment, net
13	13	Intangible assets
14	14	Exploration activities and valuation of oil and gas reserves
15	15	Trade accounts payable
16	16	Loans and financing
17	17	Leases
18	18	Related parties
19	19	Provision for decommissioning costs
20	20	Taxes
21	21	Employee's post-retirement benefits obligations - Pension and Health care
23	22	Shareholders' equity
24	23	Sales revenues
26	24	Other operating income and expenses, net
25	25	Expenses by nature
27	26	Financial income (expenses), net
*	27	Supplementary information on the statement of cash flows
*	28	Segment reporting
28	29	Legal proceedings and contingencies
30	30	Guarantees for concession agreements for petroleum exploration
31	31	Derivative instruments, hedging and risk management activities
32	32	Fair value of financial assets and liabilities
34	33	Subsequent events

(*) Information included in the finincial statements for 2011.

The notes to the financial statements in the annual report for 2011 which were deleted in the Interim Financial Statements for 3Q-2012, due to the fact that they do not present material changes and/or are not applicable to the interim information are:

Number of explanatory notes	Names of explanatory notes
22	Profit sharing
29	Commitments for purchase of natural gas
33	Insurance

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2012, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Petróleo Brasileiro S.A. - Petrobras

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2012. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information related to: (i) the income and comprehensive income, for the quarter and nine-month period ended September 30, 2011 and changes in equity, cash flows and value added for the nine-month period ended September 30, 2o11, obtained from the Quarterly Information Form (ITR) for the quarter then ended, prepared originally before of the adjustments described in note 3, that were made to restate the financial information relating to 2011, presented for comparison purposes; and (ii) the balance sheets as at December 31, 2011, obtained from the financial statements for the year ended December 31, 2011. The review of the Quarterly Information Form (ITR) for the quarter ended September 30, 2011, as originally prepared, and the examination of the financial statement for the year ended December 31, 2011, were conducted under the responsibility of other independent auditors, who issued unqualified review and audit reports dated November 11, 2011 and February 9, 2012, respectively.

Petróleo Brasileiro S.A. - Petrobras

As part of our review of the financial information for the quarter ended September 30, 2012, we have also reviewed the adjustments described in note 3 that were made to restate the financial information included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2011, presented for comparison purposes. Based on our review, nothing has come to our attention that these adjustments are not appropriate and were not were correctly recorded in all material respects. We were not engaged to audit, review or apply any other procedures to the Company's Quarterly Information Form (ITR) for the quarter ended September 30, 2011 and, therefore, we do not express any opinion or any form of assurance on the financial information for that quarter taken as a whole.

Rio de Janeiro, October 26, 2012

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/ Marcos Donizete Panassol

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.